UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission File Number _____________________

ECOSS Inc. (Exact name of Registrant as specified in its charter)
ECOSS INC.
(Translation of Registrant’s name into English)

Japan (Jurisdiction of incorporation or organization)	Shibuya Humax Bldg. 1-14-6 Dougenzaka Shibuya-ku, Tokyo 150-0043, Japan (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

62,180 shares of common stock as of September 30, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this Report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

-i-

Cautionary Note Regarding Forward-Looking Statements

This registration statement on Form 20-F contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, about us and our industry that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties and could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Factors that could cause actual results to differ from those contained in the forward-looking statements are discussed under Item 3.D. Risk Factors and elsewhere in this registration statement. We cannot provide any assurance that our expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable Federal securities laws.

As used in this registration statement, unless otherwise specified, references to “ECOSS,” “we,” “us” and “our” refer to ECOSS Inc.

Also, as used in this registration statement:

•	“dollar” or “$” means the lawful currency of the United States of American, and “yen,” “(Yen”) or “¥” means the lawful currency of Japan.

•	“U.S. GAAP” means generally accepted accounting principles in the United States.

•	“fiscal 2006” and “fiscal year 2006” refer to our fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner.

In tables appearing in this registration statement, figures may not add up to totals due to rounding.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

A.	Directors and Senior Management.

Name	Title
Chihiro Tsuyuki	President, Chief Executive and Financial Officer and Director
Yoshinori Maruyama	Chief Operating Officer
Shingo Sugimoto	Chief Technology Officer
Chihiro Tsuyuki	Chief Financial Officer
Akihiro Mabuchi	Director
Tomoaki Sakurai	Director
Masao Tejima	Director
Jun Izuha	Corporate Auditor

Except as otherwise noted, the business address of each of our officers, directors and statutory auditor is c/o ECOSS, Inc., Shibuya Humax Bldg., 1-14-6 Dougenzaka, Shibuya-ku, Tokyo 150-0043, Japan.

B.	Advisers. Not Applicable.

C.	Auditors.

Kokusai Daiichi Audit Corporation 3F Chuo Bldg., 1-8-21 Ginza, Chuo-ku, Tokyo 104-0061 Japan. (Auditor for fiscal 2003 - 2006)	Deloitte Touche Tohmatsu MS Shibaura Bldg., 4-13-23 Shibaura Minato-ku, Tokyo 108-8530 Japan (Auditor for fiscal 2001 and 2002)
Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A.	Selected Financial Data.

The following selected financial data should be read in conjunction with Item 5., “Operating and Financial Review and Prospects” of this registration statement and our financial statements and the notes to the financial statements beginning on page F-1. The statement of operations data and per share data for the fiscal years ended March 31, 2004, 2005 and 2006 and the balance sheet data as of March 31, 2005 and 2006 are derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP, included elsewhere in this registration statement. The statement of operations data and per share data for the fiscal years ended March 31, 2002 and 2003 and the balance sheet data as of March 31, 2002, 2003 and 2004 are derived from our audited financial statements which are not included in this registration statement.

Statement of Operations Data:

	Year Ended March 31,					Year Ended March 31,
	2002	2003	2004	2005	2006	2006
	Thousands of JPY					Thousands USD(1)
NET SALES:
System Integration and Other Sales	476,226	529,703	361,469	212,160	289,610	2,475.30
Software Licenses	153,848	27,587	3,200	24,550	3,640	31.11
Royalties	747	1,597	4,100	17,588	15,980	136.58
Maintenance and Support	122,240	73,275	38,779	19,306	10,637	90.91
Services	70,277	30,089	52,360	239,610	89,211	762.49

TOTAL NET SALES	823,338	662,251	459,908	513,214	409,078	3,496.39
COST OF SALES:
System Integration and Other Sales	229,468	477,993	240,964	231,291	89,073	761.31
Software Licenses	189,356	62,200	2,367	33,865	19,858	169.72
Royalties	0	0	2,483	31,509	10,682	91.30
Maintenance and Support	92,817	6,889	14,517	3,779	1,272	10.87
Services	46,250	39,923	2,000	408	48,952	418.39
Impairment of Software Development Costs	354,177	127,677	32,923	88,274	10,000	85.47

TOTAL COST OF SALES	912,068	714,682	295,254	389,126	179,837	1,537.06

GROSS PROFIT (LOSS)	(88,730)	(52,431)	164,654	124,088	229,241	1,959.33

OPERATING EXPENSES:
Research and Development Costs, Net	55,822	0	30,978	43,875	22,391	191.38
Selling and General Administrative	594,799	315,228	270,275	241,827	273,511	2,337.70
Corporate Relocation Cost	0	15,175	0	0	0	0.00

TOTAL OPERATING EXPENSES	650,621	330,403	301,253	285,702	295,902	2,529.08

OPERATING INCOME (LOSS)	(739,351)	(382,834)	(136,599)	(161,614)	(66,661)	(569.75)

OTHER INCOME AND GAINS:
Interest Income	118	20	0	8	0	0
Realized Holding Gains from Interest Swap	0	0	22	0	0	0
Compensation for Corporate Relocation	0	15,867	0	0	0	0

Other Financial Income	6,605	329	2,529	4,553	707	6.04

TOTAL OTHER INCOME AND GAINS	6,723	16,216	2,551	4,561	707	6.04

OTHER EXPENSES AND LOSSES:
Interest Expense	(13,356)	(16,427)	(15,962)	(18,846)	(34,358)	(293.66)
Realized Holding Losses from Interest Swap	(1,329)	—	0	(123)	(9)	(0.08)
Credit Guarantee Charge	0	(425)	(514)	(411)	(411)	(3.51)
Loss on Abandonment of Fixed Assets	0	(7,958)	0	0	(586)	(5.01)
Other Financial Expenses	(601)	0	(2,933)	(2,083)	0	0.00

TOTAL OTHER EXPENSES AND LOSSES	(15,286)	(24,810)	(19,409)	(21,463)	(35,364)	(302.26)

INCOME (LOSS) BEFORE INCOME TAXES	(747,914)	(391,428)	(153,457)	(178,516)	(101,318)	(865.97)

INCOME TAX EXPENSE:
Current	1,049	290	290	3,140	3078	26.31
Deferred	397	—	—	—	—	—
TOTAL INCOME TAXES	1,446	290	290	3,140	3,078	26.31

LOSS FROM CONTINUING OPERATIONS	(749,360)	(391,718)	(153,747)	(181,656)	(104,396)	(892.28)

NET LOSS	(749,360)	(391,718)	(153,747)	(181,656)	(104,396)	(892.28)

Basic and diluted net loss per share from continuing operations	¥(57,807)	¥(23,481)	¥(9,044)	¥(5,078)	¥(1,743)	$(14.90)
Basic and diluted net loss per share	¥(57,807)	¥(23,481)	¥(9,044)	¥(5,078)	¥(1,743)	$(14.90)

Balance Sheet Data:
	March 31,					March 31,
	2002	2003	2004	2005	2006	2006
	Thousands of JPY					Thousands USD(1)
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	231,365	60,069	6,548	33,742	47,413	405.23
Time Deposits	95,000		20,000	0	0	0
Notes and Accounts Receivable, Trade	203,921	413,404	627,689	190,513	967,824	8,272.00
Other Receivables	0	68,253	19,283	6,474	5,668	48.45
Allowance for Doubtful Accounts	(390)	(14,030)	(23,374)	(7,724)	(13,440)	(114.87)
Inventory	212	5,204	45,053	20,254	375,901	3,212.83
Prepayments	17,222	7,846	10,589	8,460	218,537	1,867.84
Other Current Assets	9,525	0	0	7,322	10,556	90.22
TOTAL CURRENT ASSETS	556,855	540,746	705,787	259,041	1,612,459	13,781.70
NONCURRENT ASSETS:
Property, Plants, and Equipments, Net	80,194	53,544	40,369	27,371	17,915	152.12
Intangibles
Software Development Costs, Net
Developed or Purchased for Sale or Lease	103,665	15,200	24,550	33,189	25,821	220.69
Developed or Purchased for Internal Use	18,356	12,091	2,135	18,800	10,740	91.80
Capital in Progress	0	0	0	0	13,476	115.18
Trademark	0	834	748	663	577	4.93
Investments and Other Assets:	75,903	43,147	38,980	38,569	37,866	322.64
TOTAL NONCURRENT ASSETS	278,118	124,816	106,782	118,592	106,395	909.36

TOTAL ASSETS	834,973	665,562	812,569	377,633	1,718,854	14,691.06

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term Borrowings	0	0	0	86,000	104,800	895.73
Current Maturities of Long-term Debts	95,000	57,880	72,233	22,660	22,680	193.85
Current Maturities of Capital Lease Obligations	24,475	24,618	18,967	13,885	2,268	19.38

Notes and Accounts Payable, Trade	424,260	680,102	892,330	300,484	1,142,458	9,764.60
Other Payables	36,384	14,210	12,414	12,958	21,735	185.77
Accrued Expenses	39,542	22,397	24,556	15,593	39,504	337.64
Withholding Tax, Social Insurance, etc.	0	0	1,732	1,384	1,515	12.95
Taxes Payable	242	3,730	6,380	2,480	2,313	19.77
Unearned Revenue	46,443	16,016	5,514	4,643	438,700	3,749.57
Accrual for Severance Costs, less Payments	19,216	18,070	14,479	9,588	12,414	106.10
Interest Swap	4,595	2,461	775	409	110	0.94
Provision for Corporate Relocation	0	8,830	0	0	0	0.00
TOTAL CURRENT LIABILITIES	690,157	848,314	1,049,380	470,084	1,788,497	15,286.30
LONG-TERM LIABILITIES:
Long-term Debts	97,500	72,500	49,840	27,180	4,500	38.46
Capital Lease Obligations	31,933	19,521	20,334	6,163	2,633	22.51
TOTAL LONG-TERM LIABILITIES	129,433	92,021	70,174	33,343	7,133	60.97

COMMITMENTS AND CONTINGENT LIABILITIES:
SHAREHOLDERS’ EQUITY:
Common Stock-authorized, 150,000 shares; issued and outstanding,	834,000	884,000	237,800	420,000	498,000	4,256.41
55,860 shares at March 31, 2005 and 62,180 shares at March 31, 2006
Additional Paid-in Capital	15,500	65,500	126,500	308,700	386,700	3,305.13
Accumulated Deficit	(834,117)	(1,224,273)	(671,285)	(854,494)	(961,476)	(8,217.75)
TOTAL SHAREHOLDERS’ EQUITY	15,383	(274,773)	(306,985)	(125,794)	(76,776)	(656.21)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	834,973	665,562	812.569	377,633	1,718,854	14,691.06

(1)
U.S. dollar amounts represent translations of yen amounts at the rate of ¥117 which was the buying rate in Tokyo for cable transfers in foreign currencies prevailing as of March 31, 2006 according to Mizuho Corporate Bank.

  Exchange Rates

We have translated certain Japanese yen accounts presented in this registration statement into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥117(rounded down to the nearest yen) per U.S. $1.00, which was the buying rate in Tokyo for cable transfers in foreign currencies according to Mizuho Corporate Bank prevailing as of March 31, 2006, the date of our most recent balance sheet contained in this registration statement. Translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents rates for Japanese yen per U.S. $1.00 in Tokyo according to Mizuho Corporate Bank:

	High	Low	Average(1)	Period-end
Fiscal year ended March 31,
2002	N/A	N/A	N/A	N/A
2003	¥133.20	¥116.00	¥121.98	¥120.20
2004	120.85	105.35	113.19	105.63
2005	114.50	102.17	107.55	107.41
2006	121.12	104.75	113.32	117.47

2006 Calendar year
January	¥117.75	¥113.96	¥115.49	¥117.75
February	119.11	116.29	117.97	116.29
March	118.99	115.87	117.37	117.47
April	118.77	114.34	117.19	114.40
May	113.92	109.62	111.70	112.29
June	116.60	111.69	114.62	115.24
September (through September 15, 2006)	117.84	115.89	117.05	117.83

(1)	For fiscal years, calculated from the average of the exchange rates based for each month during the period. For calendar year months, calculated based on the average of daily exchange rates.

The closing buying rate on September 15, 2006 was ¥117.83 per $1.00.

B.	Capitalization and Indebtedness.

The following table sets forth our indebtedness and capitalization as of July 31, 2006. You should read this information in conjunction with our financial statements and notes thereto included elsewhere in this registration statement. The information below assumes no exercise of outstanding employee stock options or outstanding warrants.

As of July 31, 2006 (Unaudited) Thousands of JPY
Guaranteed short-term debt and current portion of guaranteed long-term debt	¥52,680
Unguaranteed short-term debt and current portion of unguaranteed long-term debt	145,600
Current Maturities of Capital Lease Obligations	2,010
Subtotal short-term indebtedness	¥200,290
Secured long-term debt	¥2,500
Unsecured long-term debt	—
Capital lease obligations	2,073
Total long-term debt	¥4,573
Shareholders’ equity: Common stock, no par value(1)	¥498,000
Additional paid-in capital	386,700
Accumulated deficit	¥(833,330)
Total shareholders’ equity	¥51,370
Total indebtedness and capitalization	¥256,233
____________

(1)	150,000 shares authorized and 62,180 shares issued and outstanding as of March 31, 2006 (excluding shares that may be issued pursuant to outstanding options and warrants).

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

You should carefully consider the following information, together with the other information contained in this registration statement on Form 20-F, including our financial statements and related notes. The occurrence of any of the following risks could hurt our business, financial condition or results of operations. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Risks Related to our Business

We have incurred significant operating losses in each of our last five fiscal years. Our independent registered public accountants have issued an explanatory paragraph in their opinion in connection with our financial statements that expresses substantial doubt about our ability to continue as a going concern.

We have incurred operating losses of ¥153,747 thousand, ¥181,656 thousand and ¥104,396 thousand in our fiscal years ended March 31, 2004, 2005 and 2006, respectively. We had a working capital deficiency of ¥176,037 thousand as of March 31, 2006 and our accumulated deficit at such date aggregated ¥961,476 thousand. Our capital deficiency at March 31, 2006 was ¥76,776 thousand. As a result, our independent registered public accounting firm has issued an explanatory paragraph in their opinion in connection with our financial statements included in this registration statement that expresses substantial doubt about our ability to continue as a going concern in the absence of additional revenues from operations or external financing. While we are endeavoring to increase our operating revenues through the introduction of new software products and services and actively seeking sources of potential equity and/or debt financing, we may be unsuccessful in these regards, in which event we may be unable to sustain our current level of operations. We can give no assurances as to our ability to achieve profitability.

If we fail to execute our systems integration projects in a timely or satisfactory manner, our receipt of revenues could suffer.

A significant portion of our future revenue depends on systems integration projects which we have been contracted to perform. We may not be able to perform our responsibilities under these contracts to the satisfaction of our customers, or at all, if we lack a sufficient number of qualified software professionals or lack sufficient task-management capabilities for software-development. If we do not perform these services and execute projects as contracted, our receipt of revenues may be delayed or lost altogether, which could adversely impact our results of operation and financial condition.

If we are unable to keep up with rapid technological changes, we may not be able to compete effectively.

Our future success will depend in part upon our ability to:

•	continue to enhance and expand our existing products and services;

•	provide best-in-class business solutions and services; and

•
develop and introduce new products and provide new services that satisfy increasingly sophisticated client requirements that keep pace with technological developments and that are accepted in the market.

There can be no assurance that we will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and client requirements or that we will be able to generate enough revenues to offset the significant research and development costs we incur in bringing these products and services to the market. We may fail to anticipate and develop technological improvements, to adapt our products to technological change, changing country-specific regulatory requirements, emerging industry standards and changing client requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications and other technologies offered by our competitors.

  If we do not effectively manage our future growth, our existing personnel and systems may be strained and our business may not operate efficiently.

Our ability to manage any future growth in our business will require us to:

•	attract, train, retain, motivate and manage new employees successfully;

•	effectively integrate new employees into our operations; and

•	continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

•	provide effective client service;

•	develop and deliver products in a timely manner;

•	implement effective financial reporting and control systems; and

•	exploit new market opportunities and effectively respond to competitive pressures.

Our business and financial results could be negatively impacted if we are unable to attract additional qualified employees or retain the services of key employees, the loss of whom could have a material adverse effect on our business.

Our continued growth and success depend, to a significant extent, on the continued service of our senior management and other key employees and the hiring of new qualified employees. The software industry in particular is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so that may not be offset through either improved productivity or higher prices.

The decisions we make about which underlying technology platforms to base our products upon, particularly any eventual migration to a newer technology platform which becomes necessary or advisable to make as older technologies become obsolete and new technologies mature and become more widely accepted, subjects us to risks which could affect our business, results of operations and financial condition.

We must make decisions as to which underlying technology platforms to base our products upon. During the natural evolutionary cycle of technology, as older technologies become obsolete and new technologies mature and become more widely accepted, we may eventually need to migrate our products from older technology platforms to new technology platforms. Any decisions we make with respect to making such a migration, and any such subsequent migration process, subjects us to a variety of risks which could affect our business, results of operations and financial condition. We may not be successful in migrating our products to new technology platforms. In the past, several software companies have been unsuccessful with such migrations for a variety of reasons, such as an inability to adapt the new technology, bugs and errors in the product resulting from a significant rewrite of the software code, the inability to complete the migration process in a timely manner, and dependence upon the functionality and timely release of the new technology platform. In addition, the migration of software products to new technology platforms also subjects existing clients who decide to upgrade to the new technology to risks, such as the functionality of our migration tools which move clients from the old technology platform to the new technology platform and the clarity of documentation for the product on the new technology platform. If clients wish to upgrade, but encounter serious problems in the upgrade process or are not successful in upgrading, it could subject us to unfavorable publicity or client relationships which could affect future upgrade sales to these or other clients. The risks associated with migrating to new technology platforms also includes the possibility that a client will view this as an opportunity to review whether to upgrade or instead purchase a replacement solution from another supplier or competitor based on an analysis of the benefits and costs associated with upgrading versus replacement. In addition, as the time approaches for the release of upgraded software products built on new technology platforms, there is a risk that potential clients who might otherwise buy our products will delay their purchases until the new release to take advantage of the new technology, or that some clients who agree to purchase our products will insist on free upgrades or free integration services when the upgrade is available. Any of the these risks could materially affect our business, results of operations and financial condition.

We may not receive significant revenues from our research and development efforts for several years.

Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant additional investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

Our business services contracts may expose us to potential liabilities.

Certain of our client contracts do not have disclaimers or limitations on liability for damages, or do not have caps on the amounts our clients can recover for damages. We do not carry professional indemnity or other insurance covering our exposure to any liability for any claims or breaches under our client contracts. While there are no current material claims or litigation in connection with either our system integration or maintenance contracts, there can be no assurance that future claims will not arise. Any claim under our client contracts could give rise to substantial liability for damages that could materially and adversely affect our business and financial condition.

Failure by third party suppliers to provide us with software and hardware components could affect our ability to operate our business.

We depend on third party suppliers of software and hardware components including reliance on components that are sourced from key suppliers. Any failure or delay on the part of our suppliers may prevent us from receiving the components, products and support we need to conduct our operations. Our inability to develop alternative sources for the software and hardware we need to operate our business may materially and adversely affect our operating efficiency and results of operations.

We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products or force us to pay higher license fees.

We license numerous third-party technologies that we incorporate into our existing products, on which, in the aggregate, we may be substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms to reflect changes in our pricing models.

Our sales are subject to quarterly fluctuations and our sales forecast may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•	the relatively long sales cycles for our products;

•	the size and timing of individual transactions;

•	the timing of the introduction of new products or product enhancements by us or our competitors;

•	changes in client budgets;

•	seasonality of a client’s technology purchases; and

•	other general economic and market conditions.

As many of our clients make and plan their information technology (IT) purchasing decisions at or near the end of calendar quarters and a significant percentage of those decisions are made during the fourth quarter, even a small delay in purchasing decisions could have a material adverse effect on our results of operations. There can be no assurance that our results will not be adversely affected by the loss or delay of one or a few large sales, which continue to occur especially in the enterprise client segment.

We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business, which may result in significant variations in our operating results.

Our sales personnel monitor the status of proposals, including the date when they estimate that a client will make a purchase decision and the potential revenue from the sale. While this pipeline analysis may provide us with some guidance in business planning, budgeting and forecasting, these pipeline estimates may not consistently correlate to revenue in a particular quarter and could cause us to improperly plan, budget or forecast. Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year.

We have significant fixed operating expenses which may be difficult to adjust in response to unanticipated fluctuations in revenues, and therefore could have a material adverse effect on our operations.

A significant part of our operating expenses, particularly personnel, rent, depreciation and amortization, are fixed in advance of any particular quarter. As a result, an unanticipated decrease in the number or average size of, or an unanticipated delay in the scheduling for, our engagements may cause significant variations in operating results in any particular quarter and could have a material adverse effect on operations for that quarter. In the near-term, we believe our costs and operating expenses may increase in certain areas as we fund new initiatives and incur costs related to future compliance with the U.S. Sarbanes-Oxley Act of 2002. We may not be able to increase our revenue sufficiently to keep pace with any growth in expenditures. As a result, we may be unable to achieve profitability in future fiscal periods and years.

Because our business depends significantly on intellectual property, infringement of our intellectual property could hurt our business.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. In addition, our issued copyrights and trademarks may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our clients, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

We may not be able to prevent harmful information leakage about future strategies, technologies and products.

We have established a range of security standards and organizational communication protocols to help ensure that internal, confidential communications and information about sensitive subjects such as our future strategies, technologies and products are not improperly or prematurely disclosed to the public. There is no guarantee that the established protective mechanisms will work in every case. Our competitive position could be considerably compromised if confidential information about the future direction of our product development or other strategies became public knowledge.

Risks Related to our Industry

As we pursue the development of our business, we are exposed to a variety of risks in this market that may affect our ability to generate revenues from the sale of enterprise application software and related support services.

We anticipate that a significant portion of our revenues in the future will come from the sale of various software application packages and related services. Accordingly, any factor that adversely affects fees derived from the sale of such applications would have a material adverse affect on our business, results of operations and performance. If we are not successful in communicating our commitment or a clear strategy, and offering a vision with respect to our product roadmap and technology platforms going forward, clients and potential clients may be less inclined to make significant investments in our enterprise software products. Other such factors which could affect our enterprise software strategy may include:

•	competition from other products;

•	flaws in our products;

•	incompatibility with third party hardware or software products;

•	negative publicity or valuation of our products and services;

•	obsolescence of the hardware platforms or software environments on which our products run;

•	our ability to increasingly move software development capabilities to places like India and China where costs are generally lower, but subjects us to additional risks including competition to hire qualified programmers (and a resultant upward pressure on remuneration costs), turnover risk, language barriers, and challenges to remotely manage staff due to time zone differences and distance; and

•	continuing low level expenditures in the enterprise software market.

We may not be able to achieve any market outside of Japan because our competitors are more established than we are in these markets.

We presently derive virtually no revenues from sales made outside of Japan. As and when we seek to extend our marketing efforts to the United States, Europe and other parts of Asia, we will encounter competitors that are already well-established in those markets and virtually all will have greater financial and other resources and market recognition. As a consequence, we may not be able to compete effectively for market share. If this happens, we may not be able to develop sales in these markets, which could materially hurt the prospects for growth in our business.

Many of our competitors have the following important advantages over us in potential markets other than Japan:

•	greater name recognition;

•	more diversified product lines;

•	larger client bases; and

•	significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•	better withstand downturns in the systems integration software market and in the computer software market in general;

•	adapt more quickly to new or emerging technologies or changes in client requirements; or

•	more effectively and profitably market, sell and support their products.

Revenue recognition accounting pronouncements may adversely affect our reported results of operations.

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations.

We are a “foreign private issuer” and have disclosure obligations different from those of other U.S. domestic reporting companies.

We are a foreign private issuer and, as a result, obtain relief from certain of the requirements imposed upon U.S. domestic issuers by the U.S. Securities and Exchange Commission. For example, we are not required to issue quarterly reports or proxy statements. We are allowed six months to issue annual reports instead of three, and we are not required to disclose executive compensation reports that are as detailed as U.S. domestic issuers. Our directors and officers are not required to report equity holdings under Section 16 of the Securities Exchange Act of 1934, as amended, although we do file reports under Section 13 of the Securities Exchange Act of 1934, as amended, if and when applicable. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors, although we are still subject to the antifraud and anti-manipulation rules of the Securities and Exchange Commission, such as Rule 10b-5. In general, because various of the disclosure obligations on us as a foreign private issuer are less stringent than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive an equivalent amount of disclosure from us as from other U.S. domestic reporting companies. We are however, in general, liable for violations of the rules and regulations of the Securities and Exchange Commission which do apply to us as a foreign private issuer, any of which violations could affect our business, results of operations and financial condition.

Our common stock does not trade in Japan. If a market for our common stock should arise in the United States, broker-dealers may experience difficulty in processing and/or completing client transactions and trading activity in our common stock may be severely limited.

We anticipate that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this registration statement, although we can give no assurance as to the establishment of any such trading market or, if so established, its strength or continuity. It is likely that we would encounter:

•	a limited number of market makers in our common stock;

•	a limited availability of market quotations for such common stock; and

•	minimal, if any, analyst coverage for our company.

If at any time we have net tangible assets of $5,000,000 or less and our common stock has a market price per share of less than $5.00, transactions in our common stock may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, securities broker-dealers who recommend our common stock to persons other than institutional investors:

•	must make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, broker-dealers may find it difficult to effectuate client transactions and trading activity in our common stock will be significantly limited.

Risks Related to doing Business in Japan

A downturn in economic conditions in Japan or in the software market in Japan or in our clients’ specific industries has in the past resulted, and may result in the future, in a significant fluctuation of demand for our products, causing our revenues and profitability to suffer.

Implementation of our software products can constitute a major portion of our clients’ overall corporate budget, and the amount clients are willing to invest in acquiring and implementing our products and the timing of our clients’ investments have tended to vary due to economic or financial crises or other business conditions. A recession, slow or weak economic recovery of technology and software markets could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by adverse economic conditions in Japan because we derive virtually all of our revenue from software licenses and services in that country.

Foreign exchange fluctuations could lower our results of operations because we earn revenues denominated in several different currencies.

Our reporting currency is the Japanese yen. To the extent that we are able to develop sales of our software services and products in countries other than Japan, it is likely that our sales contracts with clients in such countries will provide for our payment in the respective currencies of such countries. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our Articles of Incorporation, our board of directors’ Regulations and the Commercial Code of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States.

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors, executive officers or corporate auditors.

We are a limited liability corporation incorporated under the laws of Japan. Most of our directors, executive officers and corporate auditors reside in Japan. All of our assets and the assets of these persons are located in Japan. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Social and political instabilities including those caused by terrorist attacks, the risk of war or international hostilities as well as the risk of pandemic disease outbreaks could adversely impact our business.

The financial, political, economic and other uncertainties following terrorist attacks like those in the U.S., Spain and the UK, and other acts of violence or war, such as the conflict in Iraq, as well as the risk of pandemic disease outbreaks could damage the world economy and affect our and our clients’ investment decisions over an extended period of time. We believe that geopolitical uncertainties, including hostilities against the U.S., countries in Europe or any other country, or the threat of serious disease may lead to cautiousness by our clients in setting their capital spending budgets. Furthermore, such occurrences could make business continuity and business travel more difficult, thus interfering with clients’ decision making processes and our ability to sell products and provide services to them.

Item 4. Information on the Company.

A.	History and Development of the Company.

Introduction

We were incorporated in Japan in June 1996 as a joint stock corporation (“kabushiki kaisha”) under the name ECOSS Inc. Our offices are located at Shibuya Humax Bldg., 1-14-6 Dougenzaka, Shibuya-ku, Tokyo Japan 150-0043, and our telephone number is 81 3 6415-4111. We have a website that you may access at http://www.ecoss.co.jp. Information contained on our website does not constitute part of this registration statement on Form 20-F.

We primarily offer and provide systems integration and Web systems development services.

We also develop, market and license Web-enabled software products and services to enable our clients to conduct E-businesses more effectively. These products include E-commerce, blog, and advertising management tools. We provide fee-based maintenance for these products on an “incident” basis, as discussed below.

We have recently introduced, and are marketing and licensing several variants of our proprietary ECOSS Solutions product, which includes our M3 Code Generator utility tool. The M3 Code Generator tool facilitates the conversion of design specifications into software code such as Java, C#, and VB.NET. We also offer and provide maintenance services for our M3 utility tool on an “incident” basis. Minor upgrades (i.e., version 2.0 to 2.x) for these products are provided to clients at no additional cost, and major upgrades (i.e. version 2.0 to 3.0) are provided for an additional fee.

B.	Business Overview

Products and Services

Virtually all of our sales revenues are generated in Japan. The following table sets forth the sources and applicable percentage of our total sales revenues for each of our three most recent fiscal years and for our most recent six month fiscal period.

	Fiscal year ended March 31,
	2004	2005	2006
Systems integration and other sales	78.6%	41.3%	70.8%
Software licenses	0.7%	4.8%	0.9%
Royalties	0.9%	3.4%	3.9%
Maintenance and support	8.4%	3.8%	2.6%
Services	11.4%	46.7%	21.8%
	100.0%	100.0%	100.0%

Systems Integration

Our system integration services include project planning, system design, custom applications development, network construction and operations outsourcing. We implement systems that enhance our clients’ operating functionality.

We customarily form special project management teams for every new systems integration assignment. We analyze and design our client’s network and system, with specific attention to improving its reliability, scalability and flexibility.

We procure equipment such as servers and manage application development. We outsource software programming to third parties.

Our fee structure for our systems integration projects is based upon its complexity and scale. We generally bill our clients for these services on a fixed fee basis and recognize revenue when the system is completed.

Examples of our systems integration projects include:

•	Major Japanese beverage manufacturer

Replacement of the company’s internal sales support system. This project included requirements definition, specifications design, development, testing, and implementation.

•	Sega Direct

Development of a direct sales website using the M3 development tool. This project included specifications design, development, testing, implementation, and maintenance of the enterprise system application.

•	Major multi-national beverage manufacturer

Development of E-commerce site for online sale of the company’s branded goods. Project included specifications design, development, testing, and implementation.

•	Japanese cosmetics manufacturer

Development of E-commerce website for the online sales of cosmetic products. This project included requirements definition, specifications design, development, testing, implementation, and maintenance.

•	Online computer sales website (BtoB)

Development of E-commerce website for the online sales of servers, storage devices, and other server-related equipment. Project included specifications design, development, testing, and implementation.

Software licenses

E-business solutions

We offer an array of Web-enabled modular E-business solutions that can be quickly installed at a low upfront cost. Our solutions, which utilize flexible technologies and architecture, are easily and rapidly customized and quickly learned. We address a client’s entire value chain from inbound logistics to client service and support.

Our E-business solutions include:

•	M3 E-commerce Module

Application template for the development of BtoC web shopping systems. Includes functionality that is essential for online shops, such as order management, product management, settlement and inventory tracking. Because the software is based on the M3 utility tool, E-commerce sites can be developed quickly, at minimal cost to the client.

•	M3 Weblog

Blog system targeted at ISPs, ASPs, portal websites, and companies. M3 Weblog’s key feature is the Microsoft Office add-in, which allows users to upload text and images directly from Microsoft applications such as Excel, Word, and PowerPoint. M3 Weblog also includes permission management functionality, so that blog administrators can restrict access to certain blogs. The system will also include support for the display of blogs on mobile phones.

•	M3 adManage

M3 adManage is a tool designed to increase efficiency in the management of advertising products. It is used for the management of online advertising such as banner ads, as well as conventional print advertising. This tool can also manage orders and invoicing from advertising agencies and media representatives.

ECOSS Solutions M3 Utility Tools

We developed our proprietary ECOSS Solutions M3 utility tool in 2001 to reduce our time and cost, and improve the efficiency of our design engineers and programmers in converting design specifications into software code. As we deployed our M3 utility tool, we concluded that it offered the possibility of serving as a stand-alone commercially viable product offering. Our first M3 product offering was launched in our fiscal year ended March 31, 2005.

Our M3 utility tool offerings support multiple platforms, including Windows, Solaris, AIX and LINUX, function with various data bases such as MS-SQL, Oracle, PostgreSQL and MySQL and work in a .NET, Java and PHP framework.

Our M3 utility tools include:

•	M3 for .NET

System development tool, which includes the “M3 Code Generator” tool for Windows operating systems, that support the Microsoft .NET Framework. Also supports a variety of databases including Microsoft SQL, ORACLE, and PostgreSQL.

Annual license: ¥60,000/1 user , ¥500,000 /10 users, ¥60,000 for each additional user

•	M3 for Java

System development tool which includes the “M3 Code Generator” tool for Java (JDK 1.4) operating systems. Also supports a variety of databases including Microsoft SQL, ORACLE, and PostgreSQL.

Annual license: ¥60,000/1 user , ¥500,000 /10 users, ¥60,000 for each additional user

•	M3Lite

System development tool which includes the “M3 Code Generator” functionality for operating systems that support PHP 5.

Annual license: ¥30,000/user

•	M3 Runtime

Tool required for running the application created using M3 on a server.

M3 for .NET Runtime license: ¥500,000/CPU (1 time fee)

M3 for Java Runtime license: ¥500,000/CPU (1 time fee)

M3Lite Runtime license: Free

Agency Fees

We offer our clients a range of outsourcing services, such as site agency and advertising agency services. We act as website agent for certain of our clients, providing operations and technical support. We also provide server hosting and Internet advertising agency services for a number of our clients. Our outsourcing services include:

•	Fees from site agency services

We provide site operations, technical support, and advertising agency services for a news and entertainment website.

•	Fees from advertising agency services

We provide Internet and print media advertising agency services for a number of clients. We receive a percentage of each client’s total billing in exchange for our services, ranging from 6% to 32%; and

•	Fees from server hosting services

We provide Internet hosting services to some of our clients on a flat fee basis

Maintenance and Support Services

We provide maintenance and support services for our software, on an “incident” basis. One incident is defined as a single issue or problem that a client seeks to resolve. Customarily, requests for support are submitted by email. Clients are charged on a per incident basis.

Services

In addition to acting as site agent for certain of our clients, described above, we offer other services such as:

•	“Let’s Meeting” settlement maintenance

ECOSS provides maintenance and client support of the back office server for settlement of “Let’s Meeting” client usage. “Let’s Meeting” is a web-enabled real-time conferencing service provided by NTT Marketing Act Chugoku. Payment details are calculated for each individual client, and then sent to NTT for billing to telephone clients. Royalties are received in exchange for our services.

•	Disaster-proof telecom service

We are a non-exclusive marketing and technology agent of TeleContinuity, Inc., a U.S. company which provides telephone restoration services designed to mitigate business disruption resulting from natural disasters and other catastrophic events. We market this product offering in Japan, as well as provide technical implementation and support services.

  Clients

Our clients are predominantly systems integrators, Internet service providers (ISPs), portal site operators and content providers, virtually all of which are sited in Japan. We had approximately 87 clients as of September 15, 2006. Representative clients include NTT Communications, Cyber Firm Inc., and NTT Marketing Act Chugoku.

Marketing and Sales

Our marketing efforts focus on developing new additional sales revenues from our existing clientele, as well as seeking to attract new clients. We market through mailings, email promotions, trade advertisements and attendance at software conferences and seminars.

We are seeking to expand our marketing efforts beyond Japan by creating English content on our website, and by translating our written media describing certain of our products’ capabilities and functionalities, as well as certain of our client instruction manuals, into English.

We conduct our sales activities through our own sales personnel. We are currently seeking to establish distribution arrangements for our M3 utility tool offerings in the United States and South Asia.

Research and Development

We do not engage in extensive research and development of new technologies and products that require large investments. Rather, we focus on our ongoing product offerings by using and modifying existing technologies and products.

Our research and development personnel work closely with our marketing personnel to ensure that our research and development efforts are closely aligned with our client’s needs and desires. On occasion, we partner with our clients in the development of new product and service offerings.

Intellectual Property Rights

We rely upon a combination of non-disclosure, licensing agreements and other contractual arrangements as well as trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into non-disclosure agreements with all of our employees, our subcontractors and parties we team with for contracts and with many of our clients. We also control and limit distribution of property information. We cannot assume that these steps would be adequate to enforce our intellectual property rights.

We have registered “ECOSS” and “ECOSS Solution” as trademarks in Japan.

Competition

The markets in which we engage are highly competitive and served by numerous national and local firms. Our competitors include domestic and international consulting and systems integration firms, the internal information systems groups of our prospective clients, professional service companies, application software vendors and divisions of large integration, technology and outsourcing companies.

We believe that the principal competitive factor in the Japanese market includes reputation, project management expertise, speed of development and implementation, technical expertise, competitive pricing and ability to deliver results on a fixed price or transaction basis. We further believe that our ability to compete also depends in part on a number of factors beyond our control, including the ability of our clients or competitor to hire, retain and motive project managers, software design engineers, programmers and other technical staff, the price at which others offer comparable services, greater financial resources of many of our competitors and the extent of our competitors’ responsiveness to client’s needs.

Employees

As of March 31, 2006, we had a total of 23 fulltime and 2 part-time employees, of whom:

•	8 were in research and development;

•	9 were in sales and marketing;

•	4 were in consulting, education and support; and

•	4 were in finance, accounting and administration.

Our future success will depend in part on our ability to attract, retain and motivate highly qualified software professionals, for whom competition is intense. Our employees are not represented by any labor union or collective bargaining unit. We believe our relations with our employees are good.

Legal Proceedings

We are not involved in any litigation or other legal proceedings that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our operations.

Facilities

Our offices are located at Shibuya Humax Bldg., 1-14-6 Dougenzaka, Shibuya-ku, Tokyo 150-0043, Japan, encompassing 548.29 square meters of office space. We occupy these facilities under a lease expiring in April 2007 (which extends automatically) at an annual rental of ¥55,729,608 (includes building common area maintenance fees).

C.	Organizational Structure.

Not applicable.

D.	Property, Plants and Equipment.

The information required by this item is in “ — Facilities,” above.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

A.	Operating Results.

	Year Ended March 31,			Year Ended March 31,
	2004	2005	2006	2006
	Thousands of JPY			Thousands USD(1)
NET SALES:
System Integration and Other Sales	361,469	212,160	289,610	2,475.30
Software Licenses	3,200	24,550	3,640	31.11
Royalties	4,100	17,588	15,980	136.58
Maintenance and Support	38,779	19,306	10,637	90.91
Services	52,360	239,610	89,211	762.49

TOTAL NET SALES	459,908	513,214	409,078	3,496.39
COST OF SALES:
System Integration and Other Sales	240,964	231,291	89,073	761.31
Software Licenses	2,367	33,865	19,858	169.72
Royalties	2,483	31,509	10,682	91.30
Maintenance and Support	14,517	3,779	1,272	10.87
Services	2,000	408	48,952	418.39
Impairment of Software Development Costs	32,923	88,274	10,000	85.47

TOTAL COST OF SALES	295,254	389,126	179,837	1,537.06

GROSS PROFIT (LOSS)	164,654	124,088	229,241	1,959.33

OPERATING EXPENSES:
Research and Development Costs, Net	30,978	43,875	22,391	191.38
Selling and General Administrative	270,275	241,827	273,511	2,337.70

TOTAL OPERATING EXPENSES	301,253	285,702	295,902	2,529.08

OPERATING INCOME (LOSS)	(136,599)	(161,614)	(66,661)	(569.75)

OTHER INCOME AND GAINS:
Interest Income	0	8	0	0
Realized Holding Gains from Interest Swap	22	0	0	0
Compensation for Corporate Relocation	0	0	0	0
Other Financial Income	2,529	4,553	707	6.04

TOTAL OTHER INCOME AND GAINS	2,551	4,561	707	6.04

OTHER EXPENSES AND LOSSES:
Interest Expense	(15,962)	(18,846)	(34,358)	(293.66)
Realized Holding Losses from Interest Swap	0	(123)	(9)	(0.08)
Credit Guarantee Charge	(514)	(411)	(411)	(3.51)
Loss on Abandonment of Fixed Assets	0	0	(586)	(5.01)
Other Financial Expenses	(2,933)	(2,083)	0	0.00

TOTAL OTHER EXPENSES AND LOSSES	(19,409)	(21,463)	(35,364)	(302.26)

INCOME (LOSS) BEFORE INCOME TAXES	(153,457)	(178,516)	(101,318)	(865.97)

INCOME TAX EXPENSE:
Current	290	3,140	3,078	26.31
Deferred	—	—	—	—
TOTAL INCOME TAXES	290	3,140	3,078	26.31

LOSS FROM CONTINUING OPERATIONS	(153,747)	(181,656)	(104,396)	(892.28)

NET LOSS	(153,747)	(181,656)	(104,396)	(892.28)

Basic and diluted net loss per share from continuing operations	¥(9,044)	¥(5,078)	¥(1,743)	$(14.90)

Basic and diluted net loss per share	¥(9,044)	¥(5,078)	¥(1,743)	$(14.90)

(1)
U.S. dollar amounts represent translations of yen amounts at the rate of ¥ 117 which was the buying rate in Tokyo for cable transfers in foreign currencies prevailing as of March 31, 2006 according to Mizuho Corporate Bank.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Net sales

Our net sales decreased 21% to ¥409,078thousand for our fiscal year ended March 31, 2006 compared to ¥513,214 thousand for our comparable 2005 fiscal year.

System Integration and Other Sales. Revenue increased 37% from ¥212,160 thousand for our fiscal year ended March 31, 2005 to ¥289,610 thousand for our fiscal year ended March 31, 2006. This increase was primarily attributable to an increase in our client base.

Software Licenses. Revenue decreased 85% from ¥24,550 thousand for our fiscal year ended March 31, 2005 to ¥3,640 thousand for our fiscal year ended March 31, 2006. This decrease was primarily due to a delay in the release of our new products, as well as a delay in the release of “our ECOSS Solutions M3” to the overseas market.

Royalties. Revenue decreased 9% from ¥17,588 thousand for our fiscal year ended March 31, 2005 to ¥15,980 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to a decrease in royalty-related contracts.

Maintenance and Support. Revenue decreased 45% from ¥19,306 thousand for our fiscal year ended March 31, 2005 to ¥10,637 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to a decrease in royalty contracts derived from our ECOSS Solutions Enterprise service.

Services. Revenue decreased 63% from ¥239,610 thousand for our fiscal year ended March 31, 2005 to ¥89,211 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to an increase in outsourcing of planning and consulting projects to development partners.

Cost of sales

Our total cost of sales decreased 54% to ¥179,837 thousand for our fiscal year ended March 31, 2006 as compared to ¥389,126 thousand for our comparable 2005 fiscal year.

System Integration and Other Sales. Cost of sales, as a percentage of sales, decreased 61% from ¥231,291 thousand for our fiscal year ended March 31, 2005 to ¥89,073 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to a decrease in outsourcing costs.

Software Licenses. Cost of sales, as a percentage of sales, decreased 41% from ¥33,865 thousand for our fiscal year ended March 31, 2005 to ¥19,858 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to a decrease in ECOSS Solutions M3 license amortization expenses.

Royalties. Cost of sales, as a percentage of sales, decreased 66% from ¥31,509 thousand for our fiscal year ended March 31, 2005 to ¥10,682 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to a decrease in royalty contracts.

Maintenance and Support. Cost of sales, as a percentage of sales, decreased 66% from ¥3,779 thousand for our fiscal year ended March 31, 2005 to ¥1,272 thousand for our fiscal year ended March 31, 2006. This decrease was primarily attributable to a decrease in maintenance contracts.

Services. Cost of sales, as a percentage of sales, increased 11,898% from ¥408 thousand for our fiscal year ended March 31, 2005 to ¥48,952 thousand for our fiscal year ended March 31, 2006. This increase was primarily attributable to an increase in advertising agency business, as well as the outsourcing of consulting services.

Impairment of Software Development costs. These charges decreased 89% from ¥88,274 thousand for our fiscal year ended March 31, 2005 to ¥10,000 for our fiscal year ended March 31, 2006.

Operating expenses

Our operating expenses increased 3% to ¥295,902 thousand for our fiscal year ended March 31, 2006 as compared to ¥285,702 thousand for our comparable 2005 fiscal period.

Research and Development costs, Net. Research and development expenses decreased 49% to ¥22,391 thousand for our fiscal year ended March 31, 2006 from ¥43,875 thousand for our fiscal year ended March 31, 2005. This decrease was primarily due to a shift in the recognition of expenses from research and development, to software development expenses.

Selling and General Administrative . Selling and General Administrative expenses increased 13% to ¥273,511 thousand for our fiscal year ended March 31, 2006 from ¥241,827 thousand for our fiscal year ended March 31, 2005. This increase was primarily attributable to professional fees attributable to the preparation of this registration statement.

Operating loss

Our operating loss decreased 59% to ¥66,661 thousand for our fiscal year ended March 31, 2006 as compared to ¥161,614 thousand for our comparable 2005 fiscal period.

Other income and gains

Interest Income. Interest income decreased 97% to ¥0 thousand for our fiscal year ended March 31, 2006 from ¥8 thousand for our fiscal year ended March 31, 2005.

Other Financial Income. Other financial income decreased 84%, or ¥707 thousand for our fiscal year ended March 31, 2006 from ¥4,553 thousand for our fiscal year ended March 31, 2005.

Other expenses and losses

Interest Expense. Interest expense in our fiscal year ended was ¥34,358 thousand, 83% increase, from ¥18,846 thousand for our fiscal year ended March 31, 2005.

Credit Guarantee Charge. Credit guarantee charges for fiscal year ended March 31, 2006 were ¥411 thousand, a 0% change, when compared to ¥411 thousand in our comparable 2005 fiscal period.

Loss on Abandonment of Fixed Assets. Loss on Abandonment of Fixed Assets for fiscal year ended March 31,2006 were ¥586 thousand, a 100% increase. This loss was primarily due to the disposal of fixed assets, such as computers.

Other Financial Expenses. We incurred losses of ¥0 and ¥2,083 thousand in fiscal 2006 and fiscal 2005, respectively.

Income Tax Expense. Income tax expense decreased 2% to ¥3,078 thousand for fiscal year ended March 31, 2006, compared to ¥3,140 thousand for fiscal year ended March 31, 2005.

Net loss

Our net loss decreased 42% to ¥104,396 thousand, or ¥-1,743 per share, for our fiscal year ended March 31, 2006 as compared to ¥181,656 thousand, or ¥-5,078 per share, for our fiscal year ended March 31, 2005.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Net sales

Our net sales increased 12% to ¥513,214 thousand for our fiscal year ended March 31, 2005 compared to ¥459,908 thousand for our prior fiscal year.

System Integration and Other Sales. Revenues decreased 41% from ¥361,469 thousand for our fiscal year ended March 31, 2004 to ¥212,160 thousand for our fiscal year ended March 31, 2005. This decrease was primarily attributable to a depressed economic environment for E-business software products, which compelled us to reduce our workforce and outsource software developmental work.

Software Licenses. Revenue increased 667% from ¥3,200 thousand for our fiscal year ended March 31, 2004 to ¥24,550 thousand for our fiscal year ended March 31, 2005. This increase was primarily due to the commercial introduction of our proprietary M3 utility tool.

Royalties. Revenue increased 329% from ¥4,100 thousand for our fiscal year ended March 31, 2004 to ¥17,588 thousand for our fiscal year ended March 31, 2005. This increase was primarily attributable to an increase in commission fees generated by our credit card account settlement services and by a greater number of website operator clients.

Maintenance and Support. Revenue decreased 50% from ¥38,779 thousand for our fiscal year ended March 31, 2004 to ¥19,306 thousand for our fiscal year ended March 31, 2005. This decrease was primarily attributable to a reduced number of maintenance contracts as a consequence of a decrease in our software license sales in 2004.

Services. Revenue increased 358% from ¥52,360 thousand for our fiscal year ended March 31, 2004 to ¥239,610 thousand for our fiscal year ended March 31, 2005. This increase was primarily attributable to a greater number of planning and consulting projects.

Cost of sales

Our total cost of sales increased 32% to ¥389,126 thousand for our fiscal year ended March 31, 2005 as compared to ¥295,254 thousand for our prior fiscal year.

Systems Integration and Other Sales. Cost of sales, as a percentage of sales, decreased 4% from ¥240,964 thousand for our fiscal year ended March 31, 2004 to ¥231,291 thousand for our fiscal year ended March 31, 2005. This decrease was primarily attributable to an increase in outsourcing costs, partially offset by savings resulting from our workforce reductions.

Software Licenses. Cost of sales, as a percentage of sales, increased 1331% from ¥2,367 thousand for our fiscal year ended March 31, 2004 to ¥33,865 thousand for our fiscal year ended March 31, 2005. This increase was primarily attributable to expenses incurred in connection with the commercial launch of our M3 utility tool.

Royalties. Cost of sales, as a percentage of sales, increased 1169% from ¥2,483 thousand for our fiscal year ended March 31, 2004 to ¥31,509 thousand for our fiscal year ended March 31, 2005. This increase was primarily attributable to augmented marketing to website operators.

Maintenance and Support. Cost of sales, as a percentage of sales, decreased 74% from ¥14,517 thousand for our fiscal year ended March 31, 2004 to ¥3,779 thousand for our fiscal year ended March 31, 2005. This decrease was primarily attributable to a decrease in maintenance contracts.

Services. Cost of sales, as a percentage of sales, decreased 80% from ¥2,000 thousand for our fiscal year ended March 31, 2004 to ¥408 thousand for our fiscal year ended March 31, 2005. This decrease was primarily attributable to our reduced utilization of outside consultants.

Impairment of Software Development costs. These charges increased 168% from ¥32,923 thousand for our fiscal year ended March 31, 2004 to ¥88,274 thousand for our fiscal year ended March 31, 2005. This increase was primarily attributable to an unfavorable ratio of software development costs to realizable sales prices.

Operating expenses

Our operating expenses decreased 5% to ¥285,702 thousand for our fiscal year ended March 31, 2005 as compared to ¥301,253 thousand for our prior fiscal year.

Research and development costs, Net. Research and development expenses increased 42% to ¥43,875 thousand for our fiscal year ended March 31, 2005 from ¥30,978 thousand for our fiscal year ended March 31, 2004. This increase was primarily attributable to our efforts to develop new service and product offerings.

Selling and General Administrative. Selling and administrative expenses decreased 11% to ¥241,827 thousand for our fiscal year ended March 31, 2005 from ¥270,275 thousand for our fiscal year ended March 31, 2004. This decrease was primarily attributable to reduced sales levels and workforce reductions.

Operating loss

Our operating loss increased 18% to ¥161,614 thousand for our fiscal year ended March 31, 2005 as compared to ¥136,599 thousand for our prior fiscal year.

Other income and gains

Interest Income. Interest income increased 2544% to ¥8 thousand for our fiscal year ended March 31, 2005 from ¥0 thousand for our fiscal year ended March 31, 2004,. This increase was primarily attributable to favorable variances in interest rates upon the substitution of non-bank debt for bank debt.

Realized Holding Gains from Interest Swap. Realized holding gains from interest swaps decreased to ¥0 thousand for our fiscal year ended March 31, 2005 from ¥22 thousand for our fiscal year ended March 31, 2004.

Other Financial Income. Other financial income increased 80%, or ¥4,553 thousand for our fiscal year ended March 31, 2005 from ¥2,529 thousand for our fiscal year ended March 31, 2004. This increase was primarily attributable to contract cancellation and penalty payments from one of our clients.

Other expenses and losses

Interest Expense. Interest expense in fiscal 2005 was ¥18,846 thousand, 18% increase, from ¥15,962 thousand for our fiscal year ended March 31, 2004. This increase was primarily attributable to increased rates on our non-bank debt.

Realized Holding Losses from Interest Swap. Realized Holding Losses from Interest Swaps increased to ¥123 thousand for our fiscal year ended March 31, 2005 from ¥0 thousand for our fiscal year ended March 31,2004.

Credit Guarantee Charge. Credit guarantee charges for our fiscal year ended March 31, 2005 were ¥411 thousand, a 20% decrease, when compared to our prior fiscal year. This decrease was primarily attributable to our incurrence of guarantee termination fees.

Other Financial Expenses. We incurred losses of ¥2,933 thousand and ¥2,083 thousand in fiscal 2004 and fiscal 2005, respectively. These losses are primarily attributable to our payment of contractual penalties for project completion delays.

Income Tax Expense. The increase in income tax expenses for our fiscal year ended March 31, 2005 was primarily attributable to amendments to Japanese tax regulations.

Net loss

Our net loss increased 18% to ¥181,656 thousand, or ¥-5,078 per share, for our fiscal year ended March 31, 2005 as compared to ¥153,747 thousand, or ¥-9,044 per share, for our fiscal year ended March 31, 2004.

Application of Critical Accounting Policies

The preparation of financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the fiscal years presented. Actual results may differ from these estimates, judgments and assumptions. Note 2 to our financial statements contained elsewhere in this registration statement includes a summary of the significant accounting policies used in the preparation of our financial statements. Certain accounting policies are particularly critical because of their significance to our reported results and because of the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements.

We have discussed the development and selection of critical accounting policies and estimates with our directors and statutory auditor, and our directors and statutory auditor have reviewed the disclosure relating to these, which are included in this “Operating and Financial Review and Prospects.” For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates may require adjustment.

Use of Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to allowances for doubtful accounts receivable, useful lives of property, plant and equipment, future income tax liabilities and provisions for contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Revenue Recognition

We generate revenues mainly from system integration services, software product licenses, royalties, maintenance & support, and consulting services.

We recognize revenue from:

•
license fees and services when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable;

•	system integration upon completion of each project;

•	royalties according to royalty reports, as such reports are received from clients; and

•	consulting services as the services are performed.

Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from clients but not recognized as revenues.

In transactions, where a client’s contractual terms include a provision for client acceptance, revenues are recognized when such acceptance has been obtained or when the acceptance provision has lapsed.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, net of accumulated depreciation. Depreciation of property, plant, and equipment is primarily computed on the declining-balance method at rates based on estimated useful lives of the assets, principally ranging from 3 years up to 15 years for buildings, structures, and leasehold improvements and from 5 years up to 20 years for fixtures and equipments. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Impairment of Long-lived Assets

Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Research and Development Costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”).

Capitalized software costs are amortized by the greater of the amount computed using the: (1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (two years), commencing with general product release and included in cost of revenues.

At each balance sheet date, we assess the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Derivative Financial Instruments

We employ interest rate swaps to convert floating interest rates to fixed interest rates. We do not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

Stock Issue Costs

Stock issue costs are directly charged to retained earnings, net of tax, as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash equivalents, time deposits, and accounts receivable. We place our investments with high quality financial institutions.

We perform ongoing credit evaluations of our clients’ financial condition and maintain an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

Recently Issued Accounting Pronouncements under U.S. GAAP

To date, we have elected to adopt the intrinsic value method for accounting for stock option grants as prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related guidance, and have not deducted any expense based on such grants in determining our net income. We have adopted the pro forma disclosure provisions of SFAS 123, Accounting for Stock Based Compensation, the Fair Value Method. Recently, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share-Based Payment. This statement is a revision to SFAS 123 and supersedes APB Opinion No. 25 and its related interpretive guidance. SFAS 123R will require us to record the cost of employee services received in exchange for stock compensation based on the fair value of the stock options on the date of grant in determining net income. We are required to adopt SFAS 123R from January 1, 2006.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which eliminated an exception in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted beginning on January 1, 2006. We do not believe that the adoption of SFAS 153 will have a material impact on our results of operations and financial condition.

Recently Adopted Accounting Pronouncements under U.S. GAAP

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We were required to adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 had no material effect on our financial statements.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-212, Revenue Arrangements with Multiple Deliverables. Pursuant to EITF Issue No. 00-21, revenues from contracts entered into after July 1, 2003, with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element, when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. We adopted EITF Issue No. 00-21 effective July 1, 2003 and concluded the adoption did not have a material impact on our revenue recognition policies.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to our financial statements. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. We adopted the intrinsic value based method of APB Opinion No. 25, which will be superseded by SFAS 123R effective January 1, 2006 to account for our employee stock based compensation plans. Disclosure required by SFAS 148 is included in the notes to our financial statements.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. We apply FIN 46R to variable interests in Variable Interest Entities, or VIEs, created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R must be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any differences between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies maybe used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R did not have any material impact on our financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments imbedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after September 30, 2003. We adopted the provisions of SFAS 149 effective July 1, 2003. This adoption did not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for the classification and measurement of certain financial instruments within its scope. SFAS 150 was effective for us for instruments entered into or modified after May 31, 2003 and otherwise became effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS 150 will be effective for us on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. We currently do not have any financial instruments that are within the scope of SFAS No. 150. We adopted the provisions of SFAS 150 effective July 1, 2003 and concluded that its adoption had no material impact on our financial statements.

In December 2003, the FASB issued SFAS 132 (revised), Employers’ Disclosures about Pensions and Other Post-retirement Benefits. SFAS 132R prescribes employers’ disclosures about pension plans and other post-retirement benefit plans; it does not change the measurement or recognition of those plans. SFAS 132R retains and revises the disclosure requirements contained in the original SFAS 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The new annual disclosure requirements became effective for us as of the year ended December 31, 2004.

B.	Liquidity and Capital Resources.

Our operations and our growth have been financed by cash generated from operations, from bank loans, from the proceeds of sales of our common stock and from loans from certain of our officers and directors.

As of March 31, 2005 and March 31, 2006, we had ¥33,742 thousand and ¥47,413 thousand, respectively, in cash and cash equivalents. Our working capital deficiency on those dates were ¥211,043 thousand and ¥176,037 thousand, respectively. Our capital deficiency on those dates was ¥129,013 thousand and ¥76,776 thousand, respectively.

Net cash used in our operating activities was ¥88,113 thousand, ¥94,337 thousand and ¥97,828 thousand for our fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Net cash used in our investing activities was ¥70,252 thousand, ¥167,830 thousand and ¥28,998 thousand for our fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Net cash provided by our financing activities was ¥104,844 thousand, ¥289,361 thousand and ¥140,497 thousand for our fiscal years ended March 31, 2004, 2005 and 2006, respectively.

We had minimal capital expenditures in each of our fiscal years ended March 31, 2004, 2005 and 2006, respectively. We do not anticipate the need for any significant capital expenditures during the next 12 months.

As discussed elsewhere in this registration statement, we have incurred recurrent losses from operations. We also have a substantial accumulated net capital deficiency and we have experienced occasional restraints upon our cash flows. All of these matters raise substantial doubt as to our ability to continue as a going concern.

To remedy the situation, we have taken or intend to take the following actions:

•	concentrating our marketing efforts on product offerings with higher margins.

•	aggressively marketing licenses for our ECOSS Solution M3 and M3Lite product offerings.

•	seeking marketing partners outside of Japan, with particular emphasis upon finding such partners in the United States, Canada, India, China and Thailand.

•	launching a broad marketing program for our DPT (disaster-proof telecommunication) solution both in Japan and in neighboring countries in East Asia.

•	reducing our software development costs by strict process control.

•	periodically evaluating and, if appropriate, reducing the size of our workforce and/or office facilities to levels consistent with our then scale of operations.

In the context of the foregoing, we have reviewed our cash commitments and our general working capital requirements. We believe that our anticipated revenues from operations, loan availability from bank and non-bank sources, debt for equity exchanges and further sales of our common stock will be sufficient to enable us to sustain our current level of operations for approximately the next 12 months.

C.	Research and Development, Patents and Licenses, etc.

See the information in Item 4.B., “Business Overview — Research and Development.”

D.	Trend Information.

See the information in Item 5.B., “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

E.	Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as such term is defined for purposes of Item 5.E. of this registration statement.

F.	Tabular Disclosure of Contractual Obligations.

The following table shows our contractual payment obligations under our agreements as of March 31, 2006:

	Payments due (in millions of yen)
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
Long-term debt obligations	¥27,180	¥22,680	¥4,500	¥0	¥0
Capital leases	4,902	2,268	2,634	0	0
Operating leases	0	0	0	0	0
Capital commitments	0	0	0	0	0

Total contractual obligations (1)	¥32,082	¥24,948	¥7,134	¥0	¥0

(1)	Does not include obligations for interest payments on debt.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table provides information about our directors, executive officers and corporate auditor as of September 15, 2006:

		Current term	Initial date of appointment as executive officer, director or statutory	Shares of common stock owned
Name	Position	expires	auditor	Number	Percentage
Chihiro Tsuyuki	President, Chief Executive and Financial Officer and Director	June 2007	1996	40,878(1)	65.74%
Yoshinori Maruyama	Chief Operating Officer	June 2007	2005	*	— %
Shingo Sugimoto	Chief Technology Officer	June 2007	2005	36	0.06%
Akihiro Mabuchi	Director	June 2007	2002	*	— %

Tomoaki Sakurai	Director	June 2007	2002	*	— %
Masao Tejima	Director	June 2007	2001	*	— %
Jun Izuha	Corporate Auditor	June 2008	2003	30	0.05%

•	(1)Includes shares owned by an entity controlled by Mr. Tsuyuki.

•	*Denotes ownership of less than 1% of outstanding shares of common stock.

Chihiro Tsuyuki has been our President and Chief Executive Officer since he founded our company in 1996. Prior to founding the company, Mr. Tsuyuki was the General Manager of Network Business Division and a director of Active Information Service Co., Ltd. and General Manager of Systems Business Division of Alpha Japan Co., Ltd.

Yoshinori Maruyama 　Mr. Maruyama worked at Cosmic Corporation, Deloitte Touch Tomatsu, and CRESCO, Ltd. First joining ECOSS in 2000. Mr. Maruyama left ECOSS in 2001 to work for ServiceWare Corporation, and returned to ECOSS in 2005. Mr. Maruyama is currently our Chief Operating Officer.

Shingo Sugimoto　 Mr. Sugimoto joined ECOSS in 1997, became group leader for its Windows Development department in 2000. In 2003, he was promoted to Department Manager of the development department, and in 2005 became our Chief Technology Officer.

Akihiro Mabuchi. Mr. Mabuchi also is a director of Keel Networks, Inc. and Bell-X, Inc. Mr. Mabuchi is, and for at least the past five years has been the President and chief executive officer of Anchor Technology, Inc.

Tomoaki Sakurai. Mr. Sakurai is, and has been, the President of Keel Networks, Inc. since 1998. Prior thereto, he was the President of Spinal Code.

Masao Tejima. Mr. Tejima was the founder and has served as the President of T&T Corporation, Macromedea for more than the past five years. Prior thereto, and from 2000, he was a director of Shockwave.com.

Jun Izuha is the President and Chief Executive Officer of Athena & Partners Ltd, and has been since 2005. From 2001 through 2005, Mr. Izuha was the Chief Financial Officer and Director of Athena & Partners Ltd. From 1987 through 2001, Mr. Izuha was Financial General Manager, President, Support Manager and Director of Technical Support Department of Microsoft Co., Ltd.

B.	Compensation.

For the fiscal year ended March 31, 2006, the aggregate compensation we paid or accrued for all of our executive officers, directors and statutory auditors was approximately ¥22,990 thousand. Presently, our executive officers, directors and statutory auditors are not entitled to pension, retirement or similar benefits. For a description of our stock option and warrant issuances to directors and employees, see Item 6.E.

C.	Board Practices.

Board resolutions. Our Articles of Incorporation provide that a resolution of the board of directors is to be approved by the affirmative vote of a majority of the directors present at a meeting of the board of directors at which a majority of all directors are present.

There is no provision in our Articles of Incorporation as to a director’s authority to vote on a proposal, arrangement or contract in which the director is materially interested, but the Commercial Code of Japan, and our Regulations of the Board of Directors provide that such a director is required to refrain from voting on such matters at the board of directors’ meetings.

A meeting of the board of directors is to be convened and chaired by the president. Should the president be unable to so act, the vice president or a managing director shall convene and chair such meeting in his/her place in the order predetermined by our Regulations of the Board of Directors.

The notice of convocation of a meeting of the board of directors shall be given to each director and corporate auditor at least three (3) days prior to the day set for such meeting, provided that this period may be shortened in extraordinary circumstances.

In accordance with Japanese law, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. As a reporting company under the Securities

Exchange Act of 1934, we will be required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which annual report is required to be filed within six months after the end of each fiscal year.

Japan’s company law (including the Commercial Code) has no independence requirement with respect to directors. The task of overseeing management and accounting firms is entrusted to a corporate auditor, who is separate and independent from our management. Currently, we have one corporate auditor.

In accordance with the Commercial Code, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

In those instances where the Commercial Code requires us to seek shareholder approval of various matters, a quorum of one-third of our then outstanding capital shares is a prerequisite to a vote of shareholders.

As is standard practice in Japan, we do not have an audit or a compensation committee. We do not have service contracts with any member of our board of directors and neither we nor any member of our subsidiaries provides benefits to any member of our board of directors upon termination of employment.

D.	Employees.

The information required by this Item is in Item 4.B.

E.	Share Ownership.

The information on share ownership required by this item is in Item 6.A. above.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

The following table shows as of the date stated below information regarding beneficial ownership of our common stock by each shareholder known by us to own beneficially more than 5% of our common stock and all directors and executive officers as a group. We are not required by Japanese law to disclose beneficial ownership of our common stock.

	Shares of common stock owned as of September 15, 2006
	Number		Percentage
Chihiro Tsuyuki	31,387		50.5%
EFC Co., Ltd.	9,491	(1)	15.3%	(1)
Hiroki Owada	3,000		4.8%
Directors and executive officers as a group (6 persons)	66		0.1%

•	(1) EFC Co., Ltd. is an entity that is controlled by Mr. Tsuyuki.

Our major shareholders have the same voting rights as other holders of our common stock. We are not controlled directly or indirectly by any other entity and are not aware of any arrangement to effect a change in control of us.

According to our register of shareholders, as of September 15, 2006 there were 203 record-holders of our common stock.

B.	Related Party Transactions.

Chihiro Tsuyuki, our president, chief executive officer and principal shareholder, loaned us an aggregate of ¥280,000 thousand during our fiscal year ended March 31, 2005 at an average interest rate of 3.00% per annum. We repaid ¥180,000 of these loans on August 31, 2005 and the remaining ¥100,000 thousand on February 21, 2005 through the issuance of 18,000 shares and 10,000 shares, respectively, of our common stock to Tsuyuki.

EFC Co., Ltd., an affiliate of Mr. Tsuyuki, loaned us an aggregate of ¥480,800 thousand during our two fiscal years ended March 31, 2006 at an average interest rate of 3.00% per annum. We repaid ¥40,000 thousand and ¥116,000 thousand of these loans in April 2005 and March 2006, respectively, through the issuance of 4,000 shares and 2,320 shares, respectively, of our common stock to EFC.

Masao Tejima, one of our directors, is the president of a firm that provided consulting services to us for marketing purposes. During each of our three fiscal years ended March 31, 2006, we paid that firm ¥2,400 thousand, ¥2,400 thousand and ¥2,400 thousand, respectively, for such services.

Jun Izuha, our statutory auditor, is a director of a firm that provided consulting services to us for financial and accounting matters during our two fiscal years ended March 31, 2006, for which we paid that firm ¥2,100 thousand (2005) and ¥1,200 thousand (2006).

On July 24, 2006, Mr. Tsuyuki acquired our promissory note in the principal amount of ¥240,000 thousand, bearing interest thereon at the rate of 4% per annum, as well as delinquency charges of ¥25,223 thousand, from a finance company having no affiliation with either us or Mr. Tsuyuki, such institution having acquired this note by assignment on April 28, 2006 from Mizuho Corporate Bank. On July 31, 2006, Mr. Tsuyuki forgave ¥212,223 thousand of our obligation to repay this note.

Except as described above, below, since March 31, 2006, there has been no transaction with or loan between us and

•	any enterprise that directly or indirectly controls, is controlled by, or is in common control with us;

•	any director, officer, statutory auditor, associate or family member of any of the preceding or any enterprise over which such person directly or indirectly is able to exercise significant influence;

•
any individual shareholder directly or indirectly having significant influence over us or any of our subsidiaries or a family member of such individual or any enterprise over which such person directly or indirectly is able to exercise significant influence, or their respective family members or enterprises over which they exercise significant influence;

•	or any unconsolidated enterprise in which we have a significant influence or which has a significant influence over us.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A.	Consolidated Statements and Other Financial Information.

  Financial Statements

The consolidated financial statements required by this item begin on page F-1.

  Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is in Item 4.B.

  Dividend Policy

Due to our accumulated deficit and shareholders’ capital deficiency, we are accordingly unable to legally make, and currently have no plans for, dividend distributions.

B.	Significant Changes.

Except as otherwise disclosed in this registration statement on Form 20-F, there has been no significant change in our financial condition since March 31, 2006, the date of our last audited financial statements.

Item 9. The Offer and Listing.

A.	Offer and Listing Details.

There is no public market, nor has there ever been a public market, for our common stock.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our common stock is not registered for trading on any exchange.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A.	Share Capital.

Our authorized capital consists of 150,000 shares of common stock, without par value, of which 62,180 shares were issued, outstanding and fully paid for on September 15,

2006. On March 31, 2006, our authorized capital also consisted of 150,000 shares of common stock, of which 62,180 shares were then issued, outstanding and fully paid for.

During our three fiscal years ended March 31, 2006, we issued shares of our common stock to our president, Chihiro Tsuyuki, and to his affiliate, EFC, as follows:

Name	Date of Issuance	Number of Shares(1)	Purchase Price per Share(1)
EFC	May 27, 2004	2,000	¥ 50,000
EFC	September 2, 2004	8,440	¥ 10,000
Chihiro Tsuyuki	September 2, 2004	18,000	¥ 10,000
Chihiro Tsuyuki	February 21, 2005	10,000	¥ 10,000
EFC	April 12, 2005	4,000	¥ 10,000
EFC	March 10, 2006	2,320	¥ 50,000
_________

(1) All share issuances reflect repayment of then outstanding loans.

As of March 31, 2006, 29 persons, including our officers, employees and directors and 1 business entity, held options to acquire an aggregate of 10,000 of our shares. These options are exercisable at varying dates through March 7, 2015 at ¥10,000.

During our first fiscal quarter after effectiveness of this Registration Statement, we anticipate declaring and effectuating a 100-for-1 stock distribution.

B.	Memorandum and Articles of Association.

  Objects and Purposes in Our Articles of Incorporation

Our Articles of Incorporation states our objects and purposes as follows:

•	Planning, production, sale and maintenance of computer software;

•	Sale and maintenance of computer hardware;

•	Management consulting business

•	Various information providing services

•	Domestic telecommunication business, international communication business, and cable broadcasting business pursuant to the Telecommunications Business Act;

•	Catalogue mail order sales;

•	Publishing business;

•	Advertising business;

•	Planning, production, and sale of various broadcasting programs

•	Production and sale of records, video, and compact discs

•	Online network use and maintenance of credit cards

•	Solicitation and subscription of credit card members and member stores

•	All businesses incidental or relating to each of the above items.

  Provisions Regarding Our Directors

While there is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, our Regulations of the Board of Directors provides that such director is required to refrain from voting on such matters at directors’ meetings.

The Commercial Code of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the president’s discretion.

The Commercial Code of Japan affords directors a limited exemption from liability in the absence of their willful misconduct or gross negligence.

The Commercial Code of Japan provides that a significant loan from a third party by a company should be approved by the board of directors. Our regulations of the board of directors have adopted this policy.

There is no mandatory retirement age for directors under the Commercial Code of Japan or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Commercial Code of Japan or our Articles of Incorporation.

  Rights of Shareholders of our Common Stock

We have issued only one class of shares, our common stock. Rights that holders of shares of our common stock have under the Commercial Code of Japan and our Articles of Incorporation include:

•
the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to receive interim dividends as provided for in the Articles, with this right lapsing three full years after the due date for payment according to a provision in the Articles,

•	the right to vote at a shareholders’ meeting (cumulative voting is not allowed under the Articles),

•	the right to receive surplus in the event of liquidation, and

•
the right, under certain circumstances, to require us to purchase shares when a shareholder opposes (i) the transfer of all or material part of the business, (ii) an amendment of the Articles to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) split of the company or (v) merger, all of which must be consummated by a two-thirds affirmative vote of the voting rights of the shareholders at a shareholders’ meeting at which shareholders having not less than one-third of the total number of voting rights held by all shareholders are in attendance.

A shareholder is generally entitled to one vote per one unit of our shares at a shareholders’ meeting. In general, under the Commercial Code of Japan and our Articles of Incorporation, a shareholders’ meeting may adopt a resolution by a majority of the voting rights represented at the meeting. The Commercial Code of Japan and our Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of voting rights held by all shareholders. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own common stock. Shareholders may exercise their voting rights through proxies provided that those proxies are also shareholders who have voting rights. Our board of directors may entitle our shareholders to cast their votes in writing. Our board of directors may also entitle our shareholders to cast their votes by electrical devices.

The Commercial Code of Japan requires a quorum of the majority of voting rights and approval of two-thirds of the voting rights presented at the meeting of any material corporate actions. Following the April 1, 2003 amendments of the Commercial Code of Japan, which allow a company to reduce the quorum for such special resolutions by its Articles of Incorporation to not less than one-third of the total number of voting rights held by all shareholders, we adopted a quorum of not less than one-third of the total number of voting rights in our Articles of Incorporation for special resolutions for material corporate actions, such as:

•	a reduction of the stated capital,

•	amendment of our Articles of Incorporation (except amendments that the board of directors are authorized to make under the Commercial Code of Japan),

•	the removal of a corporate auditor,

•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval,

•	a dissolution, merger or consolidation requiring shareholders’ approval,

•	a company split requiring shareholders’ approval,

•	a transfer of the whole or an important part of our business,

•	the taking over of the whole of the business of any other corporation requiring shareholders’ approval, and

•	issuance of new shares at a specially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with specially favorable conditions.

The Commercial Code of Japan provides additional specific rights for shareholders owning a substantial number of voting rights.

Shareholders holding one sixth or more of the total number of the voting rights of all shareholders have the right to oppose:

•	short-form share transfer (Kan-i Kabushiki Kokan),

•	short-form company split into an existing company (Kan-i Kyushu Bunkatsu) (only in respect of the shareholders of the existing company that takes over the target business of the split company), and

•	short-form merger (Kan-i Gappei).

Shareholders holding 10% or more of the total number of voting rights of all shareholders have the right to apply to a court of competent jurisdiction, or competent court, for:

•	dissolution, and

•	commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to:

•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or statutory auditor,

•	apply to a competent court for removal of a liquidator, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to:

•	examine our accounting books and documents and make copies of them,

•	apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them, and

•	apply to a competent court for appointment of an inspector to inspect our operation or financial condition.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of a general meeting of shareholders.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders or 300 voting rights for six months or more have the right to demand that certain matters be added to the agenda items at a general meeting of shareholders.

Shareholders who have held any number of shares for six months or more have the right to demand:

•	us to institute an action to enforce the liability of one of our directors or statutory auditors,

•	us to institute an action to recover from a recipient any benefit of a proprietary nature given in relation to exercising the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.

There is no provision under the Commercial Code of Japan or our Articles of Incorporation which forces shareholders to make additional contributions when requested by us.

Under the Commercial Code of Japan, in order to change the rights of stockholders which are stipulated and defined in our Articles of Incorporation, we must amend our Articles of Incorporation. Amendment must be approved by a special resolution of shareholders where two-thirds of shareholders vote at a shareholders’ meeting at which shareholders having not less than one-third of the voting rights held by all shareholders are in attendance.

Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by our board of directors. A shareholder having held 3% or more of our total outstanding shares for six months or more is entitled to demand the board of directors to convene a shareholders’ meeting under the Commercial Code of Japan. Under our Articles of Incorporation, shareholders of record as of March 31 of each year have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend extraordinary general meetings of our shareholders, we are required to make public notice of record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

  Rights of Holders of Fractional Shares

Under the Commercial Code of Japan, holders of fractional shares representing 1/100th of a share (this ratio can be varied or fractional share system can be abandoned by being provided in Articles of Incorporation) or integral multiples of 1/100th of a share have the following rights:

•	to inspect and copy the register of fractional shares,

•	to receive additional shares or money in the event of cancellation, consolidation or split of shares, stock transfer, exchange of shares, company split or merger, and to receive residual properties,

•	to require a company to purchase their fractional shares,

•
to request a company to convert the shares if they are the fractional shares of convertible shares, unless otherwise provided for in Articles of Incorporation. Our Articles of Incorporation do not contain a provision against such conversion, and

•
to receive dividend, interim dividend or preemptive rights, unless otherwise provided for in our Articles of Incorporation. Our Articles of Incorporation do not contain a provision against such receipt.

Under the Commercial Code of Japan, a certificate of fractional shares cannot be issued by a company, and the only way for holders of fractional shares to recover their investment is to request the company to purchase their fractional shares. Following the April 1, 2003 amendments to the Commercial Code of Japan, holders of fractional shares are entitled to purchase fractional shares from the company in such a number that will, when added to the number of fractional shares originally held by such share holders, constitute a share, if a provision allowing for additional purchases of fractional shares is stipulated in its Articles of Incorporation. We did not adopt the system for additional purchase of fractional shares in our Articles of Incorporation.

  Restrictions on Holders of our Common Stock

There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights.

There is no provision in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There is no provision in our Articles of Incorporation or other subordinated rules regarding the ownership threshold, above which shareholder ownership must be disclosed. Although a shareholder holding more than 5% of the shares in a public company in Japan is required to disclose such shareholding pursuant to the Securities Exchange Law of Japan, this is inapplicable to us as we are not a public company in Japan.

There is no provision in our Articles of Incorporation governing changes in the capital more stringent than is required by law.

Our Articles of Incorporation currently contain a provision which requires that our Board of Directors approve all transfers of our shares. We intend to submit a proposal to our shareholders to repeal this provision as soon as shall be practicable after the effective date of this Registration Statement. As our President, Chihiro Tsuyuki, who, together with his affiliate, owns or controls 66.26% of our issued and outstanding shares, has indicated that he shall, and shall cause his affiliate to vote in favor of this proposal, its adoption is a virtual certainty.

  Transfer Agent

The transfer agent for our common stock is Mitsubishi UFJ Trust and Banking Corporation, Tokyo, Japan. We intent to appoint an additional transfer agent for our common stock in the United States of America as soon as shall be practicable after the effective date of this Registration Statement.

C.	Material Contracts.

Other than contracts entered into in the ordinary course of business, we have not entered into any contracts which may be deemed material since March 31, 2006.

D.	Exchange Controls.

There are no laws, decrees, regulations or other legislation in Japan that affect either our ability to import or export capital for our use or our ability to pay dividends to non-resident holders of our securities.

E.	Taxation.

  Japanese Taxation

The following is a discussion summarizing material Japanese tax consequences to an owner of shares who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date hereof. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Potential investors should satisfy themselves as to:

•	the overall tax consequences of the ownership and disposition of shares, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, except when treated as dividends in certain conditions, are not subject to Japanese income tax.

The Convention between the Government of Japan and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) was newly signed on November 7, 2003 and the Treaty entered into force on March 30, 2004. Upon the Treaty coming into force, the Convention between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on March 8, 1971 (the “Prior Treaty”) ceased to have effect. The Treaty reduces the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. With respect to taxes withheld at source, the Treaty is applicable for amounts taxable on or after July 1, 2004. The other provisions of the Treaty are applicable to the fiscal year beginning on or after January 1, 2005.

Under the Treaty, the maximum withholding rate for most shareholders is limited to 10% of the gross amount actually distributed. However, the maximum rate is 5% of the gross amount actually distributed, if the recipient is a corporation that owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Moreover, withholding tax on dividends is not imposed, if the recipient is

•
a corporation that has owned, directly or indirectly through one or more residents of either Japan or the U.S., more than 50% of the voting shares of the paying corporation for the period of twelve months ending on the date on which entitlement to the dividends is determined and which meets additional requirements, or

•	a pension fund, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

The following table summarizes changes of the maximum withholding rate imposed on dividends by the Treaty:

The Prior Treaty		The Treaty
10% or more of the voting shares	10%	More than 50% of the voting shares	0%
		10% to 50% of the voting shares	5%
Others	15%	Others	10%

Unless an applicable tax treaty, convention or agreement reduces the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20%. Japan has entered into income tax treaties, conventions or agreements, reducing the above-mentioned withholding tax rate for investors with a number of countries. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The withholding tax rate is further reduced if investors and Ecoss have some capital relationship as provided for in an applicable tax treaty.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax if we were to pay dividends on our shares must submit the required form in advance to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. See “Description of Capital Stock — General”. To claim the reduced rate, a non-resident holder of shares will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

A non-resident holder of shares who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale outside Japan of the shares by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares within Japan by a non-resident of Japan or non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. An individual who has acquired shares as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

We have paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, except that we will not pay any tax payable in connection with the transfer or sale of the shares by a holder thereof.

  United States Taxation

The following discusses United States federal income tax consequences of the ownership of shares. It only applies to U.S. holders of shares, as defined below, who hold their shares as capital assets. It does not address special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	life insurance companies,

•	dealers in securities,

•	traders in securities that elect to mark-to-market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares that is:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation. U.S. holders should consult their own tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of shares.

The discussion under the headings “Taxation of Dividends” and “Taxation of Capital Gains” assumes that we will not be treated as a Passive Foreign Investment Company (PFIC) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion under the heading “PFIC Rules” below.

  Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. holder is subject to United States federal income taxation. Dividends paid to a noncorporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holder at a maximum tax rate of 15% provided the shares are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.

A U.S. holder must include any Japanese tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to the holder when it receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includable in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the holder’s basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against a holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s United States federal income tax liability.

Dividends constitute income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on a holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such holder.

  Taxation of Capital Gains

If a U.S. holder sells or otherwise disposes of its shares, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the holder realizes and its tax basis, determined in U.S. dollars, in its shares. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

  PFIC Rules

We do not believe that we will be treated as a PFIC for United States federal income tax purposes for our most recent taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change.

In general, we will be a PFIC with respect to a U.S. holder if for any of our taxable years in which you held our shares:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC and a U.S. holder did not make a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain it realizes on the sale or other disposition of its shares and

•
any “excess distribution” that we make to such holder (generally, any distributions during a single taxable year that are greater than 125% of the average annual distributions received by such holder in respect of the shares during the three preceding taxable years or, if shorter, its holding period for the shares).

Under these rules:

•	the gain or excess distribution will be allocated ratably over such holder’s holding period for the shares,

•	the amount allocated to the taxable year in which such holder realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If a U.S. holder’s shares are treated as stock of a PFIC, it may make a mark-to-market election. If such holder makes this election, it will not be subject to the PFIC rules described above. Instead, in general, such holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of the taxable year over its adjusted basis in such shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A. U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Such holder’s basis in the shares will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election a U.S. holder makes with regard to the shares, dividends that it receives from us will not constitute qualified dividend income to such holder if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that a U.S. holder receives that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, such holder must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in its gross income, and it will be subject to tax at rates applicable to ordinary income.

If a U.S. holder owns shares during any year that we are a PFIC, it must file Internal Revenue Service Form 8621.

F.	Dividends and Paying Agents.

Not required.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We will file periodic reports and other information with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports and other information regarding us and other registrants that file electronically with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. In addition, you may also inspect reports filed with the Securities and Exchange Commission and other information at our Tokyo offices, located at Shibuyu HUMAX Bldg., 1-14-6 Dougenzoka, Shibuya-ku, Tokyo 150-0043, Japan. Some of this information may also be found on our website at http://www.ecoss.co.jp. This information is not incorporated by reference into this registration statement on Form 20-F.

I.	Subsidiary Information.

We have no subsidiaries.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

We utilize interest rate swap contracts that we have entered into with a Japanese bank to arrive at a fixed interest rate of 2.745% per annum upon our secured long-term bank loans.

The following table provides certain information regarding this interest rate swap agreement as of March 31, 2006:

	Interest rate	Notional amount

		(Thousands of JPY)	(Thousands of USD)

Interest rate swap - expiring through 2007:

Receive (floating rate interest)	TIBOR 6 month	¥16,680	$143
Pay (fixed rate interest)	1.155%	¥16,680	$143

Our involvement in financial assets and liabilities with market risk, other than deriva-tives, is limited to cash and cash equivalents, notes and accounts receivable, short-term borrowings, notes and accounts payable and long-term debts. At March 31, 2006, the carrying amounts of the Company’s financial assets and liabilities with market risk approximated their fair values, which were estimated based on the discounted amounts of future cash flows using our current incremental debt rates for similar liabilities.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Not applicable.

Item 16A. Audit Committee Financial Expert.

Not applicable.

Item 16B. Code of Ethics.

Not applicable.

Item 16C. Principal Accountant Fees and Services.

Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

See Financial Statements for Ecoss Inc. and Subsidiaries beginning on page F-1.

Item 18. Financial Statements.

Not required.

Item 19. Exhibits.

1.1	Certificate of Incorporation, as amended

1.2	Articles of Incorporation

1.3	Regulations of the Board of Directors

1.4	Regulations for Internal Audits

1.5	Regulations for Handling Shares

2.1	Specimen Common Stock Certificate

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each long-term debt instrument does not exceed 10% or our total assets. We agree to furnish a copy of any long-term debt instrument to the Commission upon request.

ECOSS INC.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

IN THOUSANDS OF JAPANESE YEN

INDEX

PAGE
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3-F-4
Statements of Operations	F-5-F-6
Statements of Changes in Shareholders’ Equity	F-7-F-8
Statements of Cash Flows	F-9-F-10
Notes to Financial Statements	F-11 - F-23

- - - - - - - -

Kokusai Daiichi Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ECOSS INC.

We have audited the accompanying balance sheets of Ecoss Inc. (“the Company”) as of March 31, 2006 and 2005, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tokyo, Japan	/s/ Kokusai Daiichi Audit Corporation
September 21, 2006	A Member of Baker Tilly International

BALANCE SHEETS			ECOSS INC.
	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD
ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	33,742	47,413	405.23
Time Deposits	0	0	0.00
Notes and Accounts Receivable, Trade	190,513	967,824	8,272.00
Other Receivables	6,474	5,668	48.45
Allowance for Doubtful Accounts	(7,724)	(13,440)	(114.87)
Inventory:
Goods for Sale	10,000	356,240	3,044.79
Work-in-Process	10,254	19,661	168.04
Prepayments	8,460	218,537	1,867.84
Other Current Assets	7,322	10,556	90.22

TOTAL CURRENT ASSETS	259,041	1,612,459	13,781.70

NONCURRENT ASSETS:

Property, Plants, and Equipments, Net	27,371	17,915	153.12
Intangibles:
Software Development Costs, Net:
Developed or Purchased for Sale or Lease	33,189	25,821	220.69
Developed or Purchased for Internal Use	18,800	10,740	91.80
Capital in Progress	0	13,476	115.18
Trademark	663	577	4.93
Investments and Other Assets:	38,569	37,866	323.64

TOTAL NONCURRENT ASSETS	118,592	106,395	909.36

TOTAL ASSETS	377,633	1,718,854	14,691.06

BALANCE SHEETS			ECOSS INC.
	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Short-term Borrowings	86,000	104,800	895.73
Current Maturities of Long-term Debts	22,660	22,680	193.85
Current Maturities of Capital Lease Obligations	13,885	2,268	19.38
Notes and Accounts Payable, Trade	300,484	1,142,458	9,764.60
Other Payables	12,958	21,735	185.77
Accrued Expenses	15,593	39,504	337.64
Withholding Tax, Social Insurance, etc.	1,384	1,515	12.95
Taxes Payable	2,480	2,313	19.77
Unearned Revenue	4,643	438,700	3,749.57
Accrual for Severance Costs, less Payments	9,588	12,414	106.10
Interest Swap	409	110	0.94

TOTAL CURRENT LIABILITIES	470,084	1,788,497	15,286.30

LONG-TERM LIABILITIES:

Long-term Debts	27,180	4,500	38.46
Capital Lease Obligations	6,163	2,633	22.51

TOTAL LONG-TERM LIABILITIES	33,343	7,133	60.97

COMMITMENTS AND CONTINGENT LIABILITIES:

SHAREHOLDERS’ EQUITY:

Common Stock
Authorized-
2005-150,000 shares
2006-150,000 shares
Issued and outstanding-
2005-55,860 shares	420,000	498,000	4,256.41
2006-62,180 shares
Additional Paid -in Capital	308,700	386,700	3,305.13
Accumulated Deficit	(854,494)	(961,476)	(8,217.75)

TOTAL SHAREHOLDERS’ EQUITY	(125,794)	(76,776)	(656.21)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	377,633	1,718,854	14,691.06

STATEMENTS OF OPERATIONS				ECOSS INC.
Amounts in thousands (except per share data)

				Year Ended
	Year Ended March 31,			March 31,
	2004	2005	2006	2006

	Thousands of JPY			Thousands of USD
NET SALES:

System Integration and Other Sales	361,469	212,160	289,610	2,475.30
Software Licenses	3,200	24,550	3,640	31.11
Royalties	4,100	17,588	15,980	136.58
Maintenance and Support	38,779	19,306	10,637	90.91
Services	52,360	239,610	89,211	762.49

TOTAL NET SALES	459,908	513,214	409,078	3,496.39

COST OF SALES:

System Integration and Other Sales	240,964	231,291	89,073	761.31
Software Licenses	2,367	33,865	19,858	169.72
Royalties	2,483	31,509	10,682	91.30
Maintenance and Support	14,517	3,779	1,272	10.87
Services	2,000	408	48,952	418.39
Impairment of Software Development Costs	32,923	88,274	10,000	85.47

TOTAL COST OF SALES	295,254	389,126	179,837	1,537.06

GROSS PROFIT	164,654	124,088	229,241	1,959.33

OPERATING EXPENSES:

Research and Development Costs, Net	30,978	43,875	22,391	191.38
Selling and General Administrative	270,275	241,827	273,511	2,337.70

TOTAL OPERATING EXPENSES	301,253	285,702	295,902	2,529.08

OPERATING LOSS	(136,599)	(161,614)	(66,661)	(569.75)

OTHER INCOME AND GAINS:

Interest Income	0	8	0	0.00
Realized Holding Gains from Interest Swap	22	0	0	0.00
Other Financial Income	2,529	4,553	707	6.04

TOTAL OTHER INCOME AND GAINS	2,551	4,561	707	6.04

OTHER EXPENSES AND LOSSES:

Interest Expense	15,962	18,846	34,358	293.66
Realized Holding Losses from Interest Swap	0	123	9	0.08
Credit Guarantee Charge	514	411	411	3.51

Loss on Abandonment of Fixed Assets	0	0	586	5.01
Other Financial Expenses	2,933	2,083	0	0.00

TOTAL OTHER EXPENSES AND LOSSES	19,409	21,463	35,364	302.26

LOSS BEFORE INCOME TAXES	(153,457)	(178,516)	(101,318)	(865.97)

INCOME TAX EXPENSE:
Current	290	3,140	3,078	26.31
Deferred	0	0	0	0.00
TOTAL INCOME TAXES	290	3,140	3,078	26.31

LOSS FROM CONTINUING OPERATIONS	(153,747)	(181,656)	(104,396)	(892.28)

NET LOSS	(153,747)	(181,656)	(104,396)	(892.28)

Basic and diluted net loss per share from continuing operations	(9,044)	(5,078)	(1,743)	(14.90)

Basic and diluted net loss per share	(9,044)	(5,078)	(1,743)	(14.90)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	ECOSS INC.
JPY
	Thousands of JPY
	Common Stock	Additional Paid- in Capital	Retained Earnings (Accum. Deficit)	Accumulated Other Comprehensive Income or (Loss)	Treasury Stock (at cost)	Total Shareholders’ Equity
Balance at March 31, 2003	884,000	65,500	(1,224,272)	0	0	(274,772)

Issuance of New Shares	11,000	11,000		0	0	22,000
Debt-to-Equity Swap	50,000	50,000		0	0	100,000
Capital reduction to offset accumulated deficit	(707,200)		707,200	0	0	0
Comprehensive income:
Net income or (loss)			(153,747)	0	0	(153,747)
Stock issue costs, net of tax			(466)	0	0	(466)

Balance at March 31, 2004	237,800	126,500	(671,285)	0	0	(306,985)

Debt-to-Equity Swap	182,200	182,200				364,400
Comprehensive income:
Net income or (loss)			(181,656)			(181,656)
Stock issue costs, net of tax			(1,553)			(1,553)

Balance at March 31,2005	420,000	308,700	(854,494)	0	0	(125,794)

Debt-to-Equity Swap	78,000	78,000				156,000
Comprehensive income:
Net income or (loss)			(104,396)			(104,396)
Stock issue costs, net of tax			(2,586)			(2,586)

Balance at March 31,2006	498,000	386,700	(961,476)	0	0	(76,776)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	ECOSS INC.
USD
Thousands of USD
	Common Stock	Additional Paid- in Capital	Retained Earnings (Accum. Deficit)	Accumulated Other Comprehensive Income or (Loss)	Treasury Stock (at cost)	Total Shareholders’ Equity

Balance at March 31,2005	3,589.74	2,638.46	(7,303.37)	0.00	0.00	(1,075.17)

Debt-to-Equity Swap	666.67	666.67				1,333.34
Comprehensive income:
Net income or (loss)			(892.28)			(892.28)
Stock issue costs, net of tax			(22.10)			(22.10)

Balance at March 31,2006	4,256.41	3,305.13	(8,217.75)	0.00	0.00	(656.21)

STATEMENTS OF CASH FLOWS				ECOSS INC.
	Year Ended March 31,			Year Ended March 31,
	2004	2005	2006	2006
	Thousands of JPY			Thousands of USD
Cash flows from operating activities:

Net loss	(153,747)	(181,656)	(104,396)	(892.28)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,662	15,939	11,416	97.57
Amortization of capitalized software development costs	9,645	71,807	27,918	238.62
Provision for doubtful accounts and credit losses	9,344	(3,650)	5,716	48.86
Severance costs	(3,591)	(4,891)	2,827	24.16
Impairment of software development costs	32,923	88,274	10,000	85.47
Write-off of bad debts	0	(12,000)	0	0.00
Loss on abandonment of fixed assets	0	0	586	5.01
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, trade	(214,285)	437,176	(777,312)	(6,643.69)
(Increase) decrease in inventory	(39,849)	24,799	(370,461)	(3,166.34)
(Increase) decrease in other current assets	46,228	7,615	(212,505)	(1,816.28)
Increase (decrease) in accounts payable, trade	194,228	(523,846)	841,974	7,196.36
Increase (decrease) in unearned revenues	(10,502)	(872)	434,057	3,709.89
Increase (decrease) in taxes payable	(2,650)	(3,899)	(167)	(1.43)
Increase (decrease) in other current liabilities	19,908	(9,133)	32,519	277.94
Others	(1,427)	0	0	0.00

Net cash used in operating activities	(88,113)	(94,337)	(97,828)	(836.14)

Cash flows from investing activities:

Payments for purchases of noncurrent assets	(11,942)	(2,445)	(29,426)	(251.51)
Payments for capitalization of software development costs	(41,963)	(185,385)	(25,966)	(221.93)
Proceeds from sale of noncurrent assets	0	0	26,394	225.59
(Increase) decrease in time deposits	(20,000)	20,000	0	0.00
Payments for purchases of intangibles and other assets	(37,670)	0	0	0.00
Others	41,323	0	0	0.00

Net cash used in investing activities	(70,252)	(167,830)	(28,998)	(247.85)

Cash flows from financing activities:

Proceeds from issuance of stock	122,000	0	0	0.00
Stock issue costs	(466)	(1,553)	(2,586)	(22.10)
Proceeds from issuance of long-term debts	49,573	118,000	0	0.00
Payment of long-term debts	(84,263)	(125,086)	(31,717)	(271.08)
Net increase (decrease) in short-term borrowings	18,000	298,000	174,800	1,494.01

Net cash provided by financing activities	104,844	289,361	140,497	1,200.83

Net increase (decrease) in cash and cash equivalents	(53,521)	27,194	13,671	116.84
Cash and cash equivalents at the beginning of the year	60,069	6,548	33,742	288.39
Cash and cash equivalents at the end of the year	6,548	33,742	47,413	405.23

Supplemental data:
Cash paid during the year for :
Income taxes	950	950	950	8.12
Interest	15,391	18,846	10,472	89.50
Noncash investing and financing activities:
Obtaining assets by entering into capital leases	16,322	—	—	—
Dept-to-equity swap	100,000	364,400	156,000	1,333.33

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

1.	Nature of Operations and Financing:

A.	Nature of Operations

ECOSS Inc. (“the Company”) is primarily engaged in development, production and sale of software, system integration or entrusted development of software, and consulting services, for electronic commerce and web solution.

All revenues of the Company are currently from clients operating in Japan.

B.	Financing

The Company has incurred recurring losses from operations of ¥104,396 thousand for the year ended March 31, 2006 and had a working capital deficiency of ¥176,037 thousand and a net capital deficiency of ¥76,776 thousand at March 31, 2006, respectively. Additionally, in June 2005, the Company was unable to meet the scheduled settlement date for notes payable to banks of ¥240,000 thousand ($2,051 thousand) and thus incurred delinquency charges, which amounted to ¥25,223 thousand ($216 thousand) at March 31, 2006. These matters raise substantial doubt about its ability to continue as a going concern.

To remedy the situation, the Company is taking the following actions:

•	To focus on the project sales with higher margin,

•
To increase revenue from the license of “ECOSS Solutions M3 product series” developed by the Company, which has a wide-ranging target from every service provider to every business user, and about which the Company has a development plan to seek new marketing partners in some foreign countries including US, Canada, India, China, and Thailand,

•
To expect additional revenue from the “DPT (disaster-proof telecommunication) solution” for the year ending March 31, 2007 and beyond, which is the original service of “TeleContinuity, Inc.” and of which the Company has entered into the non-exclusive regional marketing and technology agency agreement that principally aims at providing the services home and in the Asia-Pacific regions (specifically, neighboring countries in East Asia),

•	To reduce the software development cost by strict process control, and

•
To consider reduced office rent for the future periods, which will be accompanied with the cost savings in the selling, general and administrative expenses that had ever been implemented until recently to mainly focus on labor reduction

The Company also has a plan to raise approximately ¥500,000 thousand by issuing new shares to new investors who are interested in the business to generate positive future cash flows.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

2.	Summary of Significant Accounting Policies:

ECOSS Inc. maintains its records and prepares its financial statements in accordance with accounting principles generally accepted in Japan. Certain adjustments and reclassifications have been incorporated in the accompanying financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

a)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b)	Revenue Recognition

The Company generates revenues mainly from system integration services, software product licenses, royalties, maintenance & support, and consulting services.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition”, as amended (“SOP No. 97-2”). The Company has also adopted Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”).

With regard to software arrangements involving multiple elements, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”).

Revenue from license fees and services are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the services have been rendered, the fee is fixed or determinable and collectibility is probable.

Revenues from system integration are recognized upon completion of each project.

Revenues from royalties are recognized according to royalty reports, as such reports are received from clients. Royalties are received from clients who embedded the Company’s products in their own products and the Company is entitled to a percentage of the client revenue from the combined product.

Maintenance and support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from clients but not recognized as revenues.

Consulting services revenues are recognized as the services are performed.

In transactions, where a customer’s contractual terms include a provision for customer acceptance, revenues are recognized when such acceptance has been obtained or as the acceptance provision has lapsed.

Revenues earned in which the Company acts as principal in the transaction, takes title to the assets and has risks and rewards of ownership are reported gross as the indicators outlined in the provisions of the Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” are met.

c)	Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and have so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

d)	Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, net of accumulated depreciation. Depreciation of property, plant, and equipment is primarily computed on the declining-balance method at rates based on estimated useful lives of the assets, principally, ranging from 3 years up to 15 years for buildings, structures, and leasehold improvements and from 5 years up to 20 years for fixtures and equipments. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

e)	Impairment of Long-lived Assets

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

f)	Research and Development Costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs of the production of a detailed program design incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”).

Capitalized software costs are amortized by the greater of the amount computed using the: (1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of the software, or (2) the straight-line method over the estimated useful life of the product (two years), commencing with general product release and included in cost of revenues.

At each balance sheet date, the Company assesses the recoverability of this intangible asset by comparing the unamortized capitalized software costs to the net realizable value on a product by product basis. Should the amount of the unamortized capitalized costs of a computer software product exceed the net realizable value, these products will be written down by the excess amount. In the years ended March 31, 2005 and 2006, the Company recorded ¥88,274 thousand and ¥10,000 thousand ($85 thousand), respectively, as impairment losses of capitalized software costs, which were included in cost of revenues.

g)	Advertising Costs

Advertising expenses are carried to the statement of operations, as incurred.

h)	Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

i)	Basic and Diluted Net Earnings (Loss) per Share

Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).

Certain outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per ordinary share because the securities are anti-dilutive for all periods presented.

j)	Accounting for Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the Company recognizes compensation expense in an amount equal to the excess of fair value of stock over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is to be charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the years ended March 31, 2005 and 2006.

The Company is required to comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148. However, since the exercise price has been substantially higher than the fair value of stock for the last few years, and since there are considerable uncertainties that the fair value of the stock will exceed the exercise price in the future, fair value of stock options are currently not measurable with pricing models.

k)	Derivative Financial Instruments

The Company employs interest rate swaps to convert floating interest rates to fixed interest rates. The Company does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings or through other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is recognized currently in earnings.

l)	Stock Issue Costs

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

m)	Concentrations of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, time deposits, and accounts receivable. The Company places its investments with high quality financial institutions.

The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

3.	U.S. Dollar Amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥117 = US $1, the approximate current rate at March 31, 2006, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying financial statements.

4.	Related Party Transactions:

During the year ended March 31, 2005, Chihiro Tsuyuki, a president and chief executive officer of the Company, made the two loans to the Company for the total amount of ¥280,000 thousand bearing average interest rate of 3.00% per annum. The first loan that amounted to ¥180,000 thousand was made on August 30, 2004, and was swapped to capital in the form of in-kind contribution (i.e. debt-to-equity swap) on the next day. The other ¥100,000 thousand loan was accommodated on January 27, 2005, and was likewise contributed to capital stock on February 21, 2005. After these contributions, the Company has had no amount of debts as of March 31, 2005 and 2006.

As of March 31, 2006, Chihiro Tsuyuki, a president and chief executive officer of the Company, is the president and chief executive officer of EFC Co., Ltd., that has made loans to the Company. During the two years period ended March 31, 2006, the Company received funding of ¥134,000 thousand and ¥346,800 thousand, respectively, from that private company. All of the loans were interest-bearing loans with average interest rate of 3.00% per annum, and their average repayment period was approximately 20 months. The amount due outstanding as of March 31, 2005 and 2006 were ¥16,000 thousand and ¥84,800 thousand, respectively. The loans amounting to ¥40,000 thousand and ¥116,000 thousand have been a part of the debt-to-equity swap and have been reclassified in capital on April 12, 2005 and March 10, 2006, respectively.

Hiroki Owada had been a principal owner of the Company, and was the president and chief executive officer of BroadBand Tower, Inc. to which the Company provided certain content development and production services for the benefit of mobile carriers. During the earlier two years of the three year period ended March 31, 2006, the Company earned ¥612 thousand (2004) and ¥2,131 thousand (2005) relating to the services rendered, respectively. During the period ended March 31, 2005, he lost the principal owner status.

Masao Tejima, an outside director of the Company, is the president of a firm that provided certain consulting services to the Company. During each of the three years ended March 31, 2006, the Company paid the firm ¥2,400 thousand, ¥2,400 thousand, and ¥2,400 thousand for the services rendered, respectively.

Jun Izuha, the statutory auditor of the Company, is the director of a firm that provided certain consulting services to the Company. He assumed the position on April 26, 2004. During the later two years of three year period ended March 31, 2006, the Company paid the firm ¥2,100 thousand (2005) and ¥1,200 thousand (2006) for the services rendered, respectively.

Eiji Katayama, who had been the statutory auditor of the Company, was a partner of a law firm which provided legal services to the Company. He stepped into the position on June 29, 2001 and resigned from office on February 20, 2004. During the earliest single year of the three year period ended March 31, 2006, the Company paid the law firm ¥2,100 thousand (2004) relating to the services rendered.

As of March 8, 2006, under the 2006 stock option plans, the Company has granted options to purchase ordinary shares of the Company to the following parties; Chihiro Tsuyuki, a president and chief executive officer of the Company (1,000 options), Masao Tejima, an outside director of the Company (31 options),

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

Tomoaki Sakurai, an outside director of the Company (31 options), Akihiro Mabuchi, an outside director of the Company (31 options), and Jun Izuha, the statutory auditor of the Company (31 options). The exercise price is ¥10,000 and the options were granted without any consideration.

5.	Cash and Cash Equivalents:

	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD

Cash	¥236	¥18	$0
Bank Deposits	33,506	47,395	405
TOTAL CASH AND CASH EQUIVALENTS	¥33,742	¥47,413	$405

6.	Property, Plant, and Equipment, net:

	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD
Cost:
Buildings and Structures	¥15,826	¥18,126	$155
Fixtures and Equipments	48,858	41,434	354
Capitalized Leases	45,623	45,623	390
	110,307	105,184	899
Accumulated Depreciation:
Buildings and Structures	(8,335)	(9,773)	(84)
Fixtures and Equipments	(38,466)	(35,002)	(299)
Capitalized Leases	(36,136)	(42,494)	(363)
	(82,936)	(87,269)	(746)
DEPRECIATED COST	¥27,371	¥17,915	$153

7.	Leases:

A.	Capital Leases

The Company leases certain computer and communication equipment. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to ¥45,623 thousand and ¥36,136 thousand at March 31, 2005 and ¥45,623 thousand ($390 thousand) and ¥42,494 thousand ($363 thousand) at March 31, 2006, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006:

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

	Thousands of Yen	Thousands of USD
Year ended March 31:
2007	¥2,512	$21
2008	2,395	20
2009	344	3
Total minimum lease payments	5,251	45
Less - Amount representing interest	(349)	(3)
Present value of net minimum lease payments	4,902	42
Less - Current obligations	(2,269)	(19)
TOTAL LONG-TERM OBLIGATIONS	¥2,634	$23

B.	Operating Leases

The Company leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits which amounted to ¥37,660 thousand at March 31, 2005, and ¥37,368 thousand ($319 thousand) at March 31, 2006, respectively.

Lease expenses for the office premises for the years ended March 31, 2005 and 2006 amounted to ¥55,730 thousand and ¥55,730 thousand ($476 thousand), respectively.

8.	Software Development Costs, net:

	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD
Software Development Costs:
For Sale or Lease	¥791,620	¥804,110	$6,873
For Internal Use	81,357	81,357	695
Capitalo in Progress	—	13,476	115
	872,977	898,943	7,683
Accumulated Amortization:
For Sale or Lease	(758,431)	(778,289)	(6,652)
For Internal Use	(62,557)	(70,617)	(604)
Capitalo in Progress	—	—	—
	(820,988)	(848,906)	(7,256)
AMORTIZED COST	¥51,989	¥50,037	$428

Amortization expenses for the years ended March 31, 2005 and 2006 are ¥71,807 thousand and ¥27,918 thousand ($239 thousand), respectively.

The Company recorded impairment expenses amounting to ¥88,274 thousand and ¥10,000 ($85 thousand), attributed to capitalized software costs in 2005 and 2006, respectively.

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

9.	Investments and Other Assets:

	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD

Long-term Prepaid Expenses	¥899	¥488	$4
Lease Deposits	37,660	37,368	319
Other Investments	10	10	—
TOTAL INVESTMENTS AND OTHER ASSETS	¥38,569	¥37,866	$324

10.	Short-term Borrowings and Long-term Debts:

Short-term Borrowings at March 31, 2005 and 2006, ¥86,000 thousand and ¥104,800 thousand ($896 thousand), respectively, consist of loan from business entities, including one of the shareholders of the Company. Short-term Borrowings bear fixed-rate interest and their weighted average rates at March 31, 2005 and 2006 were 5.85 percent and 3.38 percent, respectively.

The Company has issued notes payable to banks, which bear interest rates of 4.00%. The remaining balances of notes payable to banks at March 31, 2005 and 2006 were ¥250,000 thousand and ¥240,000 thousand ($2,051 thousand), respectively. In June 2005, the Company was unable to meet the scheduled settlement date and thus incurred delinquency charges, which amounted to ¥25,223 thousand ($216 thousand) at March 31, 2006.

Long-term debts at March 31, 2005 and 2006 comprise the following:

	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD

Secured long-term loans payable to bank, maturing at 2007. Interest is payable at a floating rate based on TIBOR 6 months (Tokyo Interbank Offered Rate) plus spread of 1.59% at March 31, 2005 and 2006, respectively.	¥33,340	¥16,680	$143

Secured long-term loans payable to bank, maturing at 2007. Interest rates have been 2.675% at March 31, 2005 and 2006, respectively.	16,500	10,500	90
	49,840	27,180	232
Less - Current maturities:	22,660	22,680	194
TOTAL LONG-TERM DEBTS	¥27,180	¥4,500	$38

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

11.	Financial Instruments:

A.	Derivatives

Interest Rate Swap Agreement has been arranged, with respect to the secured long-term loans payable to banks bearing a floating interest rate at March 31, 2006 of ¥16,680 thousand ($143 thousand). The Company utilizes interest rate swap contracts with a Japanese bank, resulting in the payment of fixed interest rate of 1.155% per annum.

The following table provides information regarding the above-mentioned derivative instruments as of March 31, 2006:

	Interest Rate	Notional Amount

		Thousands of JPY	Thousands of USD

Interest rate swap - expiring through 2007:

To be received at floating rate of interest	TIBOR 6 month	¥16,680	$143
To be paid at fixed rate of interest	1.155%	¥16,680	$143

Since the interest rate swaps have not been designated as hedging instrument, changes in fair value of the derivatives are recorded each period in current earnings.

B.	Fair Value of Financial Instruments

The Company’s involvement in financial assets and liabilities with market risk, other than derivatives, is limited to cash and cash equivalents, notes and accounts receivable, short-term borrowings, notes and accounts payable and long-term debts. At March 31, 2006, the carrying amounts of the Company’s financial assets and liabilities with market risk approximated to their fair values which were estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

12.	Advertising Costs:

Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses were ¥1,004 thousand and ¥7,123 thousand ($61 thousand) for the years ended March 31, 2005 and 2006, respectively.

13.	Commitments and Contingent Liabilities:

At March 31, 2006, the Company has had no significant commitments outstanding, no material litigation or claims outstanding, nor was there any pending or threatened against them.

14.	Income Taxes:

Income taxes imposed by the national, prefectural and municipal governments of Japan resulted in the normal statutory effective rate of approximately 40.7 percent in the years ended March 31, 2005 and 2006.

Amendments to Japanese tax regulations were enacted into law on March 31, 2003. As a result, the normal statutory effective rate was reduced to 40.7 percent, effective from the fiscal year beginning April 1, 2003.

The approximate effect of temporary differences and carryforwards giving rise to deferred tax balances at March 31, 2005 and 2006 were as follows:

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

	March 31,		March 31,
	2005	2006	2006

	Thousands of JPY		Thousands of USD
Deferred tax assets:
Operating loss carryforwards for tax purposes	¥502,348	¥586,885	$5,016
Depreciation and amortization	25,211	22,645	194
Impairment of software development costs	90,699	38,427	328
Allowance for doubtful accounts	56,135	4,725	40
Accrual for Severance Costs, less Payments	3,902	5,053	43
Others	3,126	1,359	12
Gross deferred tax assets	681,421	659,093	5,633
Less: Valuation allowance	(681,421)	(659,093)	(5,633)
TOTAL DEFERRED TAX ASSETS	¥—	¥—	$—

Because of the uncertainty in realization of the future tax benefits, the net deferred tax assets at March 31, 2005 and 2006 are fully offset by a valuation allowance.

At March 31, 2006, the Company had net operating loss carryforwards for income tax purposes of ¥1,441,979 thousand ($12,325 thousand). These loss carryforwards are available to offset future taxable income, and will expire in the period ending March 31, 2013 as follows:

	Thousands of JPY	Thousands of USD
Year ended March 31:
2009	¥297,401	$2,542
2010	295,594	2,526
2011	258,769	2,212
2012	382,506	3,269
2013	207,708	1,775
TOTAL LOSS CARRYFORWARDS	¥1,441,979	$12,325

The Company’s effective tax rate differs from the statutory tax rate for each of the years ended March 31, 2005 and 2006 due primarily to provisions for valuation allowances.

15.	Shareholders’ Equity

A.	Ordinary Shares

The Company has increased ordinary shares by means of new issuance, 3 for 1 stock split, or debt-to-equity swap. The number of ordinary shares for each of the 5 years ended March 31, 2006 is shown in the table below.

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

	Shares at beginning of year	Issuance of ordinary shares	3 for 1 stock split	Debt-to-equity swap	Shares at end of year
Year ended March 31:

2002	5,560	—	11,120	—	16,680
2003	16,680	300	—	—	16,980
2004	16,980	440	—	2,000	19,420
2005	19,420	—	—	36,440	55,860
2006	55,860	—	—	6,320	62,180

B.	Basic and Diluted Net Earnings (Loss) per Share

Basic and diluted net earnings (loss) per share are computed using the weighted-average number of shares of common stock outstanding during the year:

	Shares at beginning of year	Issuance of ordinary shares	3 for 1 stock split	Debt-to-equity swap	Weighted Average Shares at end of year
Year ended March 31:

2002	5,560	—	11,120	—	16,680
2003	16,680	2	—	—	16,682
2004	16,980	4	—	16	17,000
2005	19,420	—	—	16,353	35,773
2006	55,860	—	—	4,019	59,879

C.	Stock Option Plans

Under the Company’s 1999, 2000 and 2001 stock option plans (the “Plans”), the Company granted options to purchase ordinary shares to employees, officers, and members of the board as an incentive to draw out more involvement in the Company’ operational activities, thus promoting further growth of the Company. There were two different exercise prices of options granted under the Plans, which were originally ¥50,000 and ¥1,000,000, before the adjustment from stock split in August 2001 and from subsequent several stock issues that had dilutive effects. As of March 31, 2006, all the remaining owners of Company’s above mentioned stock options have agreed to waive their option rights.

Under the Company’s 2006 stock option plans (the “New Plans”), the Company has granted options to purchase ordinary shares to employees, officers, members of the board and also to a business entity in Hong Kong, with which the Company intends to establish future relations.

The exercise prices of options granted under the New Plans is ¥10,000. The existing Plans state that the exercise prices shall be adjusted to stock splits and reverse stock splits. The New Plans also state that both the exercise prices and the number of stocks to be issued for outstanding options shall be adjusted when issuance of new stocks takes place below the existing exercise prices. Person retiring from the Company for whatever reason will forfeit the granted stock options. The terms and conditions of the details of the New Plans are described in stock options contract of the Company.

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Company’s stock option transactions for each of the 3 years ended March 31, 2006:

	March 31,
	2004		2005		2006
	# of options	Weighted average exercise price	# of options	Weighted average exercise price	# of options	Weighted average exercise price

Outstanding at beginning of year	329	¥309,220	203	¥273,328	426	¥108,342
Granted	—	—	—	—	10,000	10,000
Exercised	—	—	—	—	—	—
Number adjustment due to stock issuance	14	297,735	298	110,033	—	—
Cancelled or fortified	(140)	283,579	(75)	103,629	(426)	108,342
Outstanding at end of year	203	¥283,579	426	¥108,342	10,000	¥10,000

Exerciseable at end of year	203	¥273,328	426	¥108,342	8,000	¥10,000

16.	Subsequent Events

a)	Transfer of Loan Claims and Benefit from Debt Relief

As of April 28, 2006, the Company has received, from Mizuho Corporate Bank (the “Bank”), the notification of transfer of notes payable. The notes payable to the Bank of ¥240,000 thousand ($2,051 thousand), bearing interest rate of 4.00%, along with delinquency charges incurred of ¥25,223 thousand ($216 thousand), have been assigned from the Bank to SevenSeas Asset Management Co. Ltd. on April 28, 2006.

On July 24, 2006, SevenSeas Asset Management Co. Ltd. has assigned its claims of ¥265,223 thousand ($2,267 thousand) in total to Chihiro Tsuyuki, a president and chief executive officer of the Company.

On July 31, 2006, Chihiro Tsuyuki, a president and chief executive officer of the Company, has notified the Company that he has decided to substantially relieve ¥212,223 thousand ($1,814 thousand) of his newly-acquired claims to the Company. This will result in a gain for the Company of ¥212,223 thousand ($1,814 thousand) for the year ending March 31, 2007.

	Transfer of Obligation 1.	Transfer of Obligation 2.
Date of transfer:	April 28, 2006	July 24, 2006
Transferor:	Mizuho Corporate Bank, Ltd	Seven Seas Asset Management Co. Ltd
Transferee:	Seven Seas Asset Management Co. Ltd	Chihiro Tsuyuki (President and CEO)
Obligation:	Bank notes payable and Delinquency Charges	Bank notes payable and Delinquency Charges
Amount:	JPY 265,223 thousand (USD 2,267 thousand)	JPY 265,223 thousand (USD 2,267 thousand)

Relief of Debt
Date of Relief:	July 31, 2006
Creditor:	Chihiro Tsuyuki (President and CEO)
Obligation:	Bank notes payable and delinquency charges
Original Debt:	JPY 265,223 thousand (USD 2,267 thousand)
Discharge:	JPY 212,223 thousand (USD 1,814 thousand)
Remaining Debt:	JPY 265,223 thousand (USD 453 thousand)

ECOSS INC.
NOTES TO FINANCIAL STATEMENTS

b)	Probable Losses from Unexpected Bad Debts

On August 30, 2006, improve technologies Co. Ltd., the Company’s customer, has filed a petition for bankruptcy protection with the Tokyo District Court under the Civil Reorganization Law that represents the equivalent of “Chapter 11 bankruptcy-court protection” in the United States. The related trade receivables aggregate ¥7,106 thousand ($61 thousand) at the time of filing. The Company has determined that the full amount of allowance for these probably uncollectible accounts will be recorded for the year in the period ending March 31, 2007.

ECOSS INC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ECOSS INC. (Registrant)

Dated September 21, 2006	By:	/s/ Chihiro Tsuyuki
Name: Chihiro Tsuyuki
Title: Chief Executive and Financial Officer